Filed Pursuant to Rule 424(b)(3)
Registration No. 333-257995
PROSPECTUS SUPPLEMENT NO. 10 (to prospectus dated May 5, 2022)

THE BEAUTY HEALTH COMPANY

76,040,010 SHARES OF CLASS A COMMON STOCK
6,970,000 WARRANTS TO PURCHASE SHARES OF CLASS A COMMON STOCK
6,970,000 SHARES OF CLASS A COMMON STOCK UNDERLYING WARRANTS

This prospectus supplement is being filed to update and supplement the information contained in the prospectus dated May 5, 2022 (the “Prospectus”), related to (i) the resale, from time to time, by the selling stockholders identified in the Prospectus, or their permitted transferees, of (a) an aggregate of 76,040,010 shares of Class A common stock, par value $0.0001 per share (the “Class A Common Stock”), of The Beauty Health Company, a Delaware corporation, and (b) 6,970,000 warrants to purchase Class A Common Stock at an exercise price of $11.50 per share (the “warrants”) and (ii) the issuance by us of up to 6,970,000 shares of Class A Common Stock upon the exercise of warrants, with the information contained in our Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission (“SEC”) on November 9, 2022 (the “Quarterly Report”). Accordingly, we have attached the Quarterly Report to this prospectus supplement.

This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

The Beauty Health Company’s Class A Common Stock is quoted on The Nasdaq Capital Market LLC (“Nasdaq”) under the symbol, “SKIN”. On November 8, 2022, the closing price of our Class A Common Stock was $10.70.
Investing in shares of our Class A Common Stock or warrants involves risks that are described in the “Risk Factors” section beginning on page 4 of the Prospectus.
Neither the SEC nor any state securities commission has approved or disapproved of the securities to be issued under the Prospectus or determined if the Prospectus or this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.
The date of this prospectus supplement is November 9, 2022

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-Q

☒ QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the quarterly period ended September 30, 2022
☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from __________ to __________.
Commission File Number: 001-39565

The Beauty Health Company
(Exact name of registrant as specified in its charter)

Delaware	85-1908962
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

2165 Spring Street Long Beach, CA 90806	(800) 603-4996
(Address of principal executive offices, including zip code)	Registrant's telephone number, including area code

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A Common Stock, par value $0.0001 per share	SKIN	The Nasdaq Capital Market
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See definitions of “large accelerated filer”, “accelerated filer”, “smaller reporting company”, and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☐
		Emerging growth company	☐
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

As of November 4, 2022, there were 143,201,041 shares of Class A Common Stock, par value $0.0001 per share issued and outstanding.

THE BEAUTY HEALTH COMPANY
FORM 10-Q FOR THE QUARTER ENDED SEPTEMBER 30, 2022

PART I— FINANCIAL INFORMATION
Item 1. Financial Statements.
THE BEAUTY HEALTH COMPANY
CONDENSED CONSOLIDATED BALANCE SHEETS
(in thousands, except for share amounts)
(Unaudited)

	September 30, 2022	December 31, 2021
ASSETS
Current assets:
Cash and cash equivalents	$684,208	$901,886
Accounts receivable, net of allowances for doubtful accounts of $2,894 and $2,681 at September 30, 2022 and December 31, 2021, respectively	83,983	46,824
Prepaid expenses and other current assets	21,830	12,322
Income tax receivable	705	4,599
Inventories	101,706	35,261
Total current assets	892,432	1,000,892
Property and equipment, net	18,099	16,183
Right-of-use assets, net	14,292	14,992
Intangible assets, net	46,625	56,010
Goodwill	122,748	123,694
Deferred income tax assets, net	268	330
Other assets	10,331	6,705
TOTAL ASSETS	$1,104,795	$1,218,806
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$32,576	$29,049
Accrued payroll-related expenses	20,650	28,662
Other accrued expenses	17,111	14,722
Lease liabilities, current	4,970	3,712
Income tax payable	1,131	292
Total current liabilities	76,438	76,437
Lease liabilities, non-current	11,389	12,781
Deferred income tax liabilities, net	3,678	3,561
Warrant liabilities	22,295	93,816
Convertible senior notes, net	733,086	729,914
TOTAL LIABILITIES	846,886	916,509
Commitments (Note 13)
Stockholders’ equity:
Class A Common Stock, $0.0001 par value; 320,000,000 shares authorized; 143,201,041 and 150,598,047 shares issued and outstanding at September 30, 2022 and December 31, 2021, respectively	15	16
Preferred Stock, $0.0001 par value; 1,000,000 shares authorized; no shares issued and outstanding at September 30, 2022 and December 31, 2021	—	—
Additional paid-in capital	642,762	722,250
Accumulated other comprehensive loss	(6,725)	(1,257)
Accumulated deficit	(378,143)	(418,712)
Total stockholders’ equity	257,909	302,297
LIABILITIES AND STOCKHOLDERS’ EQUITY	$1,104,795	$1,218,806

The accompanying notes are an integral part of these unaudited financial statements.

THE BEAUTY HEALTH COMPANY
CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
(in thousands, except for share and per share amounts)
(Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2022	2021	2022	2021
Net sales	$88,792	$68,147	$267,743	$182,197
Cost of sales	27,217	22,072	82,577	57,131
Gross profit	61,575	46,075	185,166	125,066
Operating expenses:
Selling and marketing	39,767	30,451	121,055	74,530
Research and development	2,167	1,880	6,998	6,320
General and administrative	23,782	19,200	77,628	73,643
Total operating expenses	65,716	51,531	205,681	154,493
Loss from operations	(4,141)	(5,456)	(20,515)	(29,427)
Other (income) expense:
Interest expense, net	3,380	530	9,997	8,289
Other (income) expense, net	(2,509)	(24)	(3,230)	4,290
Change in fair value of warrant liabilities	(4,284)	199,306	(71,521)	271,333
Change in fair value of earn-out shares liability	—	10,575	—	47,100
Foreign currency transaction (gain) loss, net	(38)	431	1,800	663
Total other (income) expense	(3,451)	210,818	(62,954)	331,675
Income (loss) before provision for income taxes	(690)	(216,274)	42,439	(361,102)
Income tax (benefit) expense	(821)	(1,129)	1,870	(3,305)
Net income (loss)	$131	$(215,145)	$40,569	$(357,797)
Comprehensive income (loss), net of tax:
Foreign currency translation adjustments	(1,636)	(1,537)	(5,468)	(1,818)
Comprehensive income (loss)	$(1,505)	$(216,682)	$35,101	$(359,615)
Net income (loss) per share
Basic	$0.00	$(1.63)	$0.27	$(4.10)
Diluted	$(0.03)	$(1.63)	$(0.20)	$(4.10)
Weighted average common shares outstanding
Basic	150,788,695	132,306,346	150,706,795	87,219,681
Diluted	151,417,710	132,306,346	152,018,246	87,219,681

The accompanying notes are an integral part of these unaudited financial statements.

THE BEAUTY HEALTH COMPANY
CONDENSED CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY (DEFICIT)
(in thousands, except for share amounts)
(Unaudited)

	Legacy Common Stock		Legacy Preferred Stock		Common Stock		Additional Paid-in Capital	Note Receivable from Stockholder	Accumulated other Comprehensive Income (Loss)	Accumulated Deficit	Total Stockholders’Equity (Deficit)
	Shares	Amount	Shares	Amount	Shares	Amount
BALANCE, December 31, 2020	54,358	$—	931	$—	—	$—	$13,956	$(554)	$242	$(43,604)	$(29,960)
Retroactive application of recapitalization	(54,358)	—	(931)	—	35,501,743	4	(4)	—	—	—	—
Adjusted balance, beginning of period	—	—	—	—	35,501,743	4	13,952	(554)	242	(43,604)	(29,960)
Stock-based compensation	—	—	—	—	—	—	34	—	—	—	34
Net income (loss)	—	—	—	—	—	—	—	—	—	(3,274)	(3,274)
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	(5)	—	(5)
BALANCE, March 31, 2021	—	$—	—	$—	35,501,743	$4	$13,986	$(554)	$237	$(46,878)	$(33,205)
Reverse recapitalization transaction, net	—	—	—	—	89,827,310	9	183,301	554	—	—	183,864
Issuance of Class A Common Stock in connection with business acquisition	—	—	—	—	110,726	—	1,557	—	—	—	1,557
Stock-based compensation	—	—	—	—	—	—	3,508	—	—	—	3,508
Net income (loss)	—	—	—	—	—	—	—	—	—	(139,378)	(139,378)
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	(276)	—	(276)
BALANCE, June 30, 2021	—	$—	—	$—	125,439,779	$13	$202,352	$—	$(39)	$(186,256)	$16,070
Issuance of Class A Common Stock in connection with business acquisitions	—	—	—		479,373	—	7,784	—	—	—	7,784
Issuance of Earn-out Shares	—	—	—	—	7,500,000	1	136,574	—	—	—	136,575
Reverse recapitalization transaction, net	—	—	—	—	70,860	—	(734)	—	—	—	(734)
Purchase of capped calls related to Convertible Senior Notes							(90,150)				(90,150)
Stock-based compensation	—	—	—	—	—	—	5,082	—	—	—	5,082
Net income (loss)	—	—	—	—	—	—	—	—	—	(215,145)	(215,145)
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	(1,537)	—	(1,537)
BALANCE, September 30, 2021	—	$—	—	$—	133,490,012	$14	$260,908	$—	$(1,576)	$(401,401)	$(142,055)

The accompanying notes are an integral part of these unaudited financial statements.

THE BEAUTY HEALTH COMPANY
CONDENSED CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY (DEFICIT)
(in thousands, except for share amounts)
(Unaudited)

	Common Stock		Additional Paid-in Capital	Accumulated other Comprehensive Income (Loss)	Accumulated Deficit	Total Stockholders’ Equity (Deficit)
	Shares	Amount
BALANCE, December 31, 2021	150,598,047	$16	$722,250	$(1,257)	$(418,712)	$302,297
Issuance of common stock for vesting of restricted stock units	5,184	—	—	—	—	—
Stock-based compensation	—	—	7,049	—	—	7,049
Net income (loss)	—	—	—	—	32,507	32,507
Foreign currency translation adjustment	—	—	—	(145)	—	(145)
BALANCE, March 31, 2022	150,603,231	$16	$729,299	$(1,402)	$(386,205)	$341,708
Issuance of Class A Common Stock in connection with asset acquisition	28,733	—	500	—	—	500
Issuance of common stock pursuant to equity compensation plan	252,536	—	—	—	—	—
Stock-based compensation	—	—	6,378	—	—	6,378
Shares withheld for tax withholdings on vested stock awards	(29,475)	—	(495)	—	—	(495)
Net income (loss)	—	—	—	—	7,931	7,931
Foreign currency translation adjustment	—	—	—	(3,687)	—	(3,687)
BALANCE, June 30, 2022	150,855,025	$16	$735,682	$(5,089)	$(378,274)	$352,335
Issuance of common stock pursuant to equity compensation plan	64,775	—	—	—	—	—
Shares withheld for tax withholdings on vested stock awards	(26,451)	—	(370)	—	—	(370)
Repurchase and retirement of common stock	(7,692,308)	(1)	(79,999)			(80,000)
Purchase of equity forward contract in connection with accelerated share repurchase	—	—	(20,000)	—	—	(20,000)
Stock-based compensation	—	—	7,449	—	—	7,449
Net income (loss)	—	—	—	—	131	131
Foreign currency translation adjustment	—	—	—	(1,636)	—	(1,636)
BALANCE, September 30, 2022	143,201,041	$15	642,762	$(6,725)	$(378,143)	$257,909

The accompanying notes are an integral part of these unaudited financial statements.

THE BEAUTY HEALTH COMPANY
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)
(Unaudited)

	Nine Months Ended September 30,
	2022	2021

Cash flows from operating activities:
Net income (loss)	$40,569	$(357,797)
Adjustments to reconcile net income (loss) to net cash from operating activities
Depreciation of property and equipment	5,269	2,446
Amortization of capitalized software	1,463	956
Provision for doubtful accounts	1,670	758
Non-cash lease expense	3,547	—
Amortization of intangible assets	9,600	8,384
Amortization of other assets	525	99
Amortization of deferred financing costs	—	3,005
Stock-based compensation	20,876	8,624
Loss on sale and disposal of long-lived assets	4,697	—
In-kind interest	—	4,130
Deferred income tax benefit	32	(5,330)
Change in fair value of earn-out shares liability	—	47,100
Change in fair value adjustment of warrant liabilities	(71,521)	271,333
Debt prepayment expense	—	2,014
Amortization of debt issuance costs	3,172	—
Changes in operating assets and liabilities:
Accounts receivable	(40,630)	(17,290)
Prepaid expense and other current assets	(11,157)	(4,503)
Income taxes receivable	4,434	(336)
Inventory	(69,340)	(2,499)
Other assets	(5,408)	(2,009)
Accounts payable	7,059	(8,048)
Accrued payroll and other expenses	(4,085)	15,624
Other long-term liabilities	—	(100)
Lease liabilities	(2,817)	—
Income taxes payable	838	1,799
Net cash used in operating activities	(101,207)	(31,640)
Cash flows used in investing activities:
Capital expenditures for intangible assets	(4,690)	(2,229)
Capital expenditures for property and equipment	(9,880)	(4,857)
Cash paid for business acquisitions, net of cash acquired	—	(22,896)
Cash paid for asset acquisition	(1,475)	—
Repayment of notes receivables from shareholders	—	781
Net cash used in investing activities	(16,045)	(29,201)

The accompanying notes are an integral part of these unaudited financial statements.

THE BEAUTY HEALTH COMPANY
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)
(in thousands)
(Unaudited)

	Nine Months Ended September 30,
	2022	2021
Cash flows from financing activities:
Repurchase of Class A Common Shares	(80,000)	—
Payment for equity forward contract in connection with accelerated share repurchase	(20,000)	—
Payment of contingent consideration related to acquisitions	(2,763)
Proceeds from issuance of convertible senior notes	—	750,000
Purchase of capped calls related to convertible senior notes	—	(90,150)
Proceeds from revolving facility	—	5,000
Repayment of revolving facility	—	(5,000)
Payment of debt issuance costs	—	(21,341)
Repayment of term loan	—	(225,486)
Proceeds from Business Combination, net of transaction costs (See Note 3)	—	357,802
Net cash (used in) provided by financing activities	(102,763)	770,825
Net (decrease) increase in cash and cash equivalents	(220,015)	709,984
Effect of foreign currency translation on cash	2,337	(848)
Cash and cash equivalents, beginning of period	901,886	9,486
Cash and cash equivalents, end of period	$684,208	$718,622

Supplemental disclosures of cash flow information and non-cash investing and financing activities:
Cash paid for interest	$5,130	$10,249
Common stock issued for asset acquisition	500	—
Cash (received) paid for income taxes	(2,009)	188
Capital expenditures included in accounts payable	1,755	512
Common stock issued for business acquisitions	—	1,557
Issuance of earn-out shares	—	136,575
Trade receivables due from seller	—	6,623
Notes payable to seller	—	2,153
Change in deferred tax liability due to reverse recapitalization	—	90

The accompanying notes are an integral part of these unaudited financial statements.

THE BEAUTY HEALTH COMPANY
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
Note 1 – Description of Business

The Beauty Health Company, formerly known as Vesper Healthcare Acquisition Corp. (the “Company” or “BeautyHealth”), was incorporated in Delaware on July 8, 2020. The Company was originally formed for the purpose of entering into a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses.

On May 4, 2021 (the “Closing Date”), the Company consummated the previously announced business combination pursuant to that certain Agreement and Plan of Merger, dated December 8, 2020 (the “Merger Agreement”), by and among Vesper Healthcare Acquisition Corp. (“Vesper”), Hydrate Merger Sub I, Inc. (“Merger Sub I”), Hydrate Merger Sub II, LLC (“Merger Sub II”), LCP Edge Intermediate, Inc., the indirect parent of Edge Systems LLC d/b/a The Hydrafacial Company (“Hydrafacial”), and LCP Edge Holdco, LLC (“LCP,” or “Former Parent,” and, in its capacity as the stockholders’ representative, the “Stockholders’ Representative”), which provided for: (a) the merger of Merger Sub I with and into Hydrafacial, with Hydrafacial continuing as the surviving corporation (the “First Merger”), and (b) immediately following the First Merger and as part of the same overall transaction as the First Merger, the merger of Hydrafacial with and into Merger Sub II, with Merger Sub II continuing as the surviving entity (the “Second Merger” and, together with the First Merger, the “Mergers” and, together with the other transactions contemplated by the Merger Agreement, the “Business Combination”). As a result of the First Merger, the Company owns 100% of the outstanding common stock of Hydrafacial and each share of common stock and preferred stock of Hydrafacial has been cancelled and converted into the right to receive a portion of the consideration payable in connection with the Mergers. As a result of the Second Merger, the Company owns 100% of the outstanding interests in Merger Sub II. In connection with the closing of the Business Combination (the “Closing”), the Company owns, directly or indirectly, 100% of the stock of Hydrafacial and its subsidiaries and the stockholders of Hydrafacial as of immediately prior to the effective time of the First Merger (the “Hydrafacial Stockholders”) hold a portion of the Company’s Class A Common Stock, par value $0.0001 per share (the “Class A Common Stock”).

In connection with the Closing, the Company changed its name from “Vesper Healthcare Acquisition Corp.” to “The Beauty Health Company.” Following the Closing, on May 6, 2021, the Company’s Class A Common Stock and publicly traded warrants were listed on the Nasdaq Capital Market (“Nasdaq”) under the symbols, “SKIN” and “SKINW”, respectively. The transactions set forth in the Merger Agreement constitute a “Business Combination” as contemplated by Vesper’s Second Amended and Restated Certificate of Incorporation.

Unless the context otherwise requires, in this Quarterly Report on Form 10-Q, the “Company” refers to Vesper Healthcare Acquisition Corp. prior to the closing of the Business Combination and to the combined company and its subsidiaries following the Closing and “Hydrafacial” refers to the business of LCP Edge Intermediate, Inc. and its subsidiaries prior to the Closing. References to “Vesper” refer to Vesper Healthcare Acquisition Corp. prior to the consummation of the Business Combination.

The Company is a category-creating beauty health company focused on bringing innovative products to market. The Company and its subsidiaries design, develop, manufacture, market, and sell a/esthetic technologies and products. The Company’s flagship brand, Hydrafacial, is a non-invasive and approachable beauty health platform and ecosystem. Hydrafacial uses a unique delivery system to cleanse, extract, and hydrate with their patented hydradermabrasion technology and serums that are made with nourishing ingredients.

The COVID-19 pandemic has had, and may continue to have adverse impacts on our business. As government authorities around the world continue to implement significant measures intended to control the spread of the virus and institute restrictions on commercial operations, while simultaneously implementing policies designed to reopen certain markets, we are working to ensure our compliance and maintain business continuity for essential operations. The extent to which the COVID-19 pandemic impacts our business going forward will depend on numerous factors we cannot reliably predict, including the duration and scope of the pandemic; businesses and individuals’ actions in response to the pandemic; and the impact on economic activity including the possibility of recession or financial market instability.

Basis of Presentation

The accompanying unaudited interim financial statements have been prepared in accordance with the instructions to Form 10-Q and Article 10 of Regulation S-X. Accordingly, they do not include all information and footnotes required by accounting principles generally accepted in the United States of America (“GAAP”) for complete financial statements. These statements reflect all normal and recurring adjustments which, in the opinion of management, are necessary to present fairly the financial position, results of operations and cash flows of the Company for the interim periods presented.

These interim financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto included in, or presented as exhibits to, the Company’s Annual Report on Form 10-K for the year ended December 31, 2021.

Note 2 – Summary of Significant Accounting Policies

Information regarding the Company’s significant accounting policies is contained in Note 2, “Summary of Significant Accounting Policies”, to the consolidated financial statements included in the Company’s Annual Report on Form 10-K filed with the SEC on March 1, 2022.

New Accounting Pronouncements Not Yet Adopted

In October 2021, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) ASU 2021-08, Business Combinations (Topic 805), which primarily relates to the accounting for contract assets and contract liabilities from contracts with customers in a business combination. The standard will be effective for annual reporting periods beginning after December 31, 2022, including interim reporting periods within those periods, with early adoption permitted. We are currently evaluating the impact of adopting this new accounting guidance on our consolidated financial statements.

Note 3 – Business Combinations and Asset Acquisitions

Business Combination — Reverse Recapitalization

The closing of the Business Combination occurred on May 4, 2021. In connection with the Business Combination:

•Certain accredited investors (the “PIPE Investors”) entered into subscription agreements (the “PIPE Subscription Agreements”) pursuant to which the PIPE Investors agreed to purchase 35,000,000 shares (the “PIPE Shares”) of the Company’s Class A Common Stock at a purchase price per share of $10.00 for an aggregate purchase price of $350.0 million (the “PIPE Investment”). The PIPE Investment was consummated substantially concurrently with the Closing of the Business Combination.

•Prior to the Business Combination, the Company issued an aggregate of 11,500,000 shares of the Company’s Class B Common Stock (the “Founder Shares”) to the Sponsor for an aggregate purchase price of $25,000 in cash. All outstanding Founder Shares were automatically converted into shares of the Company’s Class A Common Stock on a one-for-one basis at the Closing and will continue to be subject to the transfer restrictions applicable to such shares of Founder Shares.

•In connection with the Closing, holders of 2,672,690 shares of the Company’s Class A Common Stock exercised their rights for the Company to redeem their respective shares for cash at an approximate price of $10.00 per share, for an aggregate of approximately $26.7 million, which was paid to such holders at Closing.

•Immediately after giving effect to the Merger and the PIPE Investment, there were 125,329,053 shares of the Company’s Class A Common Stock issued and outstanding.

•The aggregate gross cash consideration received by the Company in connection with the Business Combination was $783 million, which consisted of proceeds of $350 million from the PIPE Investment, plus approximately $433 million of cash from the Company’s trust account that held the proceeds from the Company’s initial public offering (the “Trust Account”). The aggregate gross cash consideration received was reduced by $368 million, which consisted of cash payments made to the former shareholders of Hydrafacial, and further reduced by an additional $57 million for the payment of direct transaction costs incurred by Hydrafacial and the Company which were reflected as a reduction of proceeds. The Company used the net proceeds to repay all of its outstanding indebtedness at the Closing. The remainder of the consideration paid to the Hydrafacial Stockholders consisted of 35,501,743 newly issued shares of Class A Common Stock (the “Stock Consideration”). The net cash received from the Business Combination was subject to a working capital adjustment of $0.9 million. The Company also issued 70,860 shares related to the working capital adjustment.

The following table reconciles the elements of the Business Combination to the Company’s Consolidated Statements of Cash Flows and the Consolidated Statements of Stockholders’ Equity (Deficit) for the year ended December 31, 2021:

(in thousands)	Recapitalization
Cash in trust, net of redemptions	$433,382
Cash — PIPE	350,000
Less: Cash paid out to Former Parent	(367,870)
Less: Transaction costs and advisory fees	(56,976)
Less: Cash paid out from net working capital adjustment related to acquisitions	(902)
Net Cash Received from Business Combination	$357,634

The number of shares of Class A Common Stock issued following the consummation of the Business Combination:

Number of Shares
Class A common stock outstanding prior to Business Combination	46,000,000
Less: Redemption of Vesper Class A Common Stock	(2,672,690)
Class A common stock of Vesper	43,327,310
Founder shares (Vesper Class B Common Stock)	11,500,000
PIPE Shares	35,000,000
Business Combination and PIPE shares	89,827,310
Legacy Hydrafacial shares (1)	35,501,743
Working capital adjustment Class A Common Stock issued	70,860
Total Shares of Class A Common Stock after Business Combination	125,399,913
_______________
(1)    The number of Legacy Hydrafacial shares was determined from the 54,358 shares of Hydrafacial common stock outstanding immediately prior to the closing of the Business Combination multiplied by the Exchange Ratio of 653.109.

Distributor Acquisitions

On June 4, 2021, the Company acquired High Tech Laser, Australia Pty Ltd (“HTL”), a distributor of the Company’s products in Australia. On July 1, 2021, the Company acquired Wigmore Medical France (“Wigmore”), Ecomedic GmbH (“Ecomedic”) and Sistemas Dermatologicos Internacionales (“Sidermica”), distributors of the Company’s products in France, Germany and Mexico, respectively. Through these acquisitions, the Company plans to directly sell to the respective markets and improve services for its products. Cash paid for the four distributors totaled $23.7 million.

The Company applied the acquisition method of accounting and established a new basis of accounting on the dates of the respective acquisitions. The assets acquired by the Company are accordingly measured at their estimated fair values as of the acquisition date. The goodwill arising from the acquisitions consists largely of the business reputation of the acquired company in the marketplace and its assembled workforce. The goodwill is not deductible for income tax purposes.
The Company finalized the valuation of assets acquired and liabilities assumed for the distributor acquisitions as of June 30, 2022. The following table summarizes the consideration and fair values assigned to the assets acquired and liabilities assumed at the dates of acquisition for the Wigmore, Ecomedic and Sidermica acquisitions and summarizes the HTL acquisition after measurement period adjustments.

(in thousands)	HTL	Wigmore (2)	Ecomedic (3)	Sidermica (4)
Consideration paid:
Cash, net of cash acquired	$4,920	$2,540	$11,338	$6,861
Class A Common Stock issued (1)	1,557	456	6,513	815
Trade receivables due from seller	1,027	2,336	1,679	1,581
Notes payable to seller	—	—	2,153	—
	$7,504	$5,332	$21,683	$9,257
Identifiable assets acquired and liabilities assumed
Accounts receivable	$1,110	$2,079	$15	$1,657
Non-compete agreement	100	60	588	100
Customer relationships	2,696	2,276	5,487	2,700
Inventory and other assets	354	341	1,262	454
Accounts payable	(45)	(456)	(772)	—
Deferred tax liabilities, net	(675)	(842)	(2,008)	—
Accrued and other liabilities	(802)	(317)	(340)	—
Total identifiable net assets	2,738	3,141	4,232	4,911
Goodwill	$4,766	$2,191	$17,451	$4,346
___________
(1)    Class A Common Stock issued as consideration for the acquisitions was 110,726, 28,157, 401,021 and 50,195 shares for HTL, Wigmore, Ecomedic and Sidermica, respectively.
(2)    During the fourth quarter of 2021, adjustments were made to the Wigmore valuation pertaining to contingent consideration and intangible assets. Goodwill was adjusted due to an increase of $0.3 million in contingent consideration and a decrease of $1.0 million in intangible assets. Contingent consideration payments for the Wigmore acquisition were paid during the three months ended March 31, 2022.
(3)    During the first quarter of 2022, adjustments were made to the Ecomedic valuation pertaining to acquisition date tax liability. Goodwill was adjusted due to an increase of $0.2 million to acquisition date tax liability.
(4)    During the second quarter of 2022, adjustments were made to the Sidermica valuation pertaining to contingent consideration. Goodwill was adjusted due to an increase in contingent consideration of $1.98 million. Contingent consideration payments for the Sidermica acquisition were paid during the three months ended June 30, 2022.

Intangible assets acquired included customer relationships and non-compete agreements. The valuation of the acquired intangible asset was estimated by performing projections of discounted cash flows, whereby revenues and costs associated with each intangible asset are forecasted to derive expected cash flow which is discounted to present value at discount rates commensurate with perceived risk. The valuation and projection process is inherently subjective and relies on significant unobservable inputs (Level 3 inputs). The weighted average amortization period of customer relationship was 5 years, while the non-compete agreements are amortized over 3 years.

The operating results of the distributor acquisitions from the dates of acquisitions through September 30, 2022 are included in the Condensed Consolidated Statements of Comprehensive Income (Loss). The operating results are not material to the consolidated financial statements, and, therefore, the Company has not presented pro forma results of operations for the distributor acquisitions.

Acquisition of The Personalized Beauty Company, Inc. (“Mxt”)

On April 12, 2022, the Company, through its indirect, wholly-owned subsidiary, Edge Systems Intermediate, LLC, acquired The Personalized Beauty Company, Inc., a Delaware corporation d.b.a. Mxt. Consideration paid in the aggregate was $1.5 million plus equity consideration of $0.5 million or 28,733 shares of the Company’s Class A Common Stock. Depending on the achievement of certain revenue milestones, the former Mxt shareholders are entitled to receive up to $30 million of earnout payments. The estimated fair value of the earnout was not material as of the acquisition date and as of September 30, 2022.

The Company accounted for this transaction as an asset acquisition based on an evaluation of the U.S. GAAP guidance for business combinations and concluded that the Company acquired developed technology of $1.9 million and inventory of $0.1 million. The Company concluded that the developed technology acquired from Mxt comprised substantially all of the fair value of the gross assets acquired and that the assets acquired did not meet the definition of a business under the guidance for business combinations. The developed technology intangible asset is being amortized on a straight-line basis over 3 years and recorded in cost of sales.

Note 4 – Revenue Recognition

The Company has determined that each of its products is distinct and represents a separate performance obligation. The customer can benefit from each product on its own or together with other resources that are readily available to the customer. The products are separately identifiable from other promises in the contract. Control over the Company’s products generally transfers to the customer upon shipment of the products from the Company’s warehouse facility. Therefore, revenue associated with product purchases is recognized at a point in time upon shipment to the intended customer. Typical payment terms provide for the customer to pay within 30 to 120 days, however, we provide an option for qualified customers to pay for delivery systems over 12 monthly installments.

Disaggregated Revenue

The Company generates revenue through manufacturing and selling Hydrafacial Delivery Systems (“Delivery Systems”). In conjunction with the sale of Delivery Systems, Hydrafacial also sells its serum solutions and consumables (collectively “Consumables”). Consumables are sold solely and exclusively by Hydrafacial and are available for purchase separately from the purchase of Delivery Systems. For both Delivery Systems and Consumables, revenue is recognized upon transfer of control to the customer, which generally takes place at the point of shipment.

The Company’s revenue disaggregated by major product line consists of the following for the periods indicated:

	Three Months Ended September 30,		Nine Months Ended September 30,
(in thousands)	2022	2021	2022	2021
Net Sales
Delivery Systems	$49,094	$36,182	$155,524	$96,798
Consumables	39,698	31,965	112,219	85,399
Total net sales	$88,792	$68,147	$267,743	$182,197

See Note 17 for revenue disaggregated by geographical region.

Note 5 — Balance Sheet Components

Inventories consist of the following as of the periods indicated:

(in thousands)	September 30, 2022	December 31, 2021
Raw materials	$26,015	$12,024
Finished goods	75,691	23,237
Total inventories	$101,706	$35,261

Accrued payroll-related expenses consist of the following as of the periods indicated:

(in thousands)	September 30, 2022	December 31, 2021
Accrued compensation	$3,733	$15,262
Accrued payroll taxes	2,109	922
Accrued benefits	5,026	3,022
Accrued sales commissions	9,782	9,456
Total accrued payroll-related expenses	$20,650	$28,662

Other accrued expenses consist of the following as of the periods indicated:

(in thousands)	September 30, 2022	December 31, 2021
Sales and VAT tax payables	$5,116	$5,817
Accrued interest	4,687	2,786
Contingent consideration	—	783
Note payable due seller	2,144	2,153
Royalty liabilities	1,353	1,074
Other	3,811	2,109
Total other accrued expenses	$17,111	$14,722

Note 6 — Leases

The Company does not own any real estate. The majority of the Company’s lease liability consists of the Company’s international office spaces and warehouses, all of which are classified as operating leases. The Company’s finance leases relate to leased equipment such as office and warehouse equipment. The finance lease balances are not material and are included in property and equipment, other accrued expenses, and other long-term liabilities of the Condensed Consolidated Balance Sheets. During the nine months ended September 30, 2022 the Company entered into leases for a new experience center in Paris for a right-of-use asset and lease liability of $1.1 million as of lease inception commencement date and an office in Frankfurt for a right-of-use asset and liability of $1.6 million as of lease inception commencement date.

Note 7 — Fair Value Measurements

The Company follows the guidance in ASC 820 for its financial assets and liabilities that are re-measured and reported at fair value at each reporting period, and non-financial assets and liabilities that are re-measured and reported at fair value at least annually.

The fair value of the Company’s financial assets and liabilities reflects management’s estimate of amounts that the Company would have received in connection with the sale of the assets or paid in connection with the transfer of the liabilities in an orderly transaction between market participants at the measurement date. In connection with measuring the fair value of its assets and liabilities, the Company seeks to maximize the use of observable inputs (market data obtained from independent sources) and to minimize the use of unobservable inputs (internal assumptions about how market participants would price assets and liabilities). The following fair value hierarchy is used to classify assets and liabilities based on the observable inputs and unobservable inputs used in order to value the assets and liabilities:

Level 1: Quoted prices in active markets for identical assets or liabilities. An active market for an asset or liability is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2: Observable inputs other than Level 1 inputs. Examples of Level 2 inputs include quoted prices in active markets for similar assets or liabilities and quoted prices for identical assets or liabilities in markets that are not active.

Level 3: Unobservable inputs based on our assessment of the assumptions that market participants would use in pricing the asset or liability.

The following table presents information about the Company’s assets and liabilities that are measured at fair value on a recurring basis at September 30, 2022, and indicates the fair value hierarchy of the valuation inputs the Company utilized to determine such fair value. As of the Business Combination date, the Private Placement Warrants were valued using the Public Warrant Price, and was considered to be a Level 2 financial instrument as of that date. As of September 30, 2022, the value of the Private Placement Warrants was determined using their redemption value because these Private Placement Warrants are subject to redemption if the reference value of the common stock, as defined, is between $10.00 and $18.00 per share. The Private Placement Warrants are classified as a Level 2 financial instrument. There were no Public Warrants outstanding as of September 30, 2022.

	Fair Value Measurements on a Recurring Basis
(in thousands)	Level 1	Level 2	Level 3	Total
Assets
Cash and cash equivalents:
Money market funds	$642,445	$—	$—	$642,445
Liabilities
Warrant liability — Private Placement Warrants	—	22,295	—	22,295

Money Market Funds

The Company’s investment in money market funds that are classified as cash equivalents hold underlying investments with a weighted average maturity of 90 days or less and are recognized at fair value. The valuations of these securities are based on quoted prices in active markets for identical assets, when available, or pricing models whereby all significant inputs are observable or can be derived from or corroborated by observable market data. The Company reviews security pricing and assesses liquidity on a quarterly basis. As of September 30, 2022, the Company’s U.S. portfolio had no material exposure to money market funds with a fluctuating net asset value.

Warrant Liabilities

The Public Warrants and Private Placement Warrants (collectively, the “Warrants”) were accounted for as liabilities in accordance with ASC 815-40 and are presented within Warrant liabilities on the Company’s Condensed Consolidated Balance Sheets. The Warrants are measured at fair value at inception and on a recurring basis, with changes in fair value presented within change in fair value of warrant liabilities in the Company’s Condensed Consolidated Statements of Comprehensive Income (Loss). At September 30, 2022, the outstanding Private Placement Warrants was determined using their redemption value because these Warrants are subject to redemption if the reference value of the common stock, as defined, is between $10.00 and $18.00 per share. The Private Placement Warrants are classified as a Level 2 financial instruments as of September 30, 2022. There were no Public Warrants outstanding as of September 30, 2022.

On October 4, 2021, the Company issued a press release stating that it would redeem all of the Public Warrants that remained outstanding following 5:00 p.m. New York City time on November 3, 2021, for a redemption price of $0.10 per Public Warrant. All 16.2 million outstanding Public Warrants were either exercised for cash or on a cashless basis or were redeemed. These outstanding Public Warrants that were exercised comprised 15.3 million Public Warrants issued in connection with the Vesper initial public offering and an additional 0.9 million warrants that became Public Warrants due to the sale of Private Placement Warrants. Approximately 16.1 million Public Warrants were exercised for cash at an exercise price of $11.50 per share of Class A Common Stock, 74,104 Public Warrants were exercised on a cashless basis in exchange for an aggregate of 26,732 shares of Class A Common Stock, and 75,016 warrants were redeemed for $0.10 per warrant, in each case in accordance with the terms of the Warrant Agreement. In 2021, total cash proceeds generated from exercises of the Public Warrants were $185.4 million. In addition, 0.3 million Private Placement Warrants were exercised in 2021 for total cash proceeds of $3.0 million. As of September 30, 2022, the Company had approximately 7 million Private Placement Warrants outstanding.

Note 8 – Property and Equipment, net

Property and equipment consist of the following as of the periods indicated:

(in thousands)	Useful life (years)	September 30, 2022	December 31, 2021
Furniture and fixtures	2-7	$4,640	$4,074
Computers and equipment	3-5	4,600	4,010
Machinery and equipment	2-5	5,796	3,669
Autos and trucks	5	1,220	1,163
Tooling	5	594	1,389
Leasehold improvements	Shorter of remaining lease term or estimated useful life	10,127	5,086
Total property and equipment		26,977	19,391
Less: accumulated depreciation and amortization		(11,221)	(8,561)
Construction in progress		2,343	5,353
Property and equipment, net		$18,099	$16,183

During the three and nine months ended September 30, 2022, the Company recorded a loss on the disposal of property and equipment, net of $1.8 million. The loss on disposal of property and equipment, net was recorded in the condensed consolidated statements of comprehensive income (loss) primarily in general and administrative expense.
Depreciation expense was as follows for the periods indicated:

	Three Months Ended September 30,		Nine Months Ended September 30,
(in thousands)	2022	2021	2022	2021
Cost of sales	$588	$339	$1,593	$965
General and administrative	927	689	2,463	1,481
Selling and marketing	486	—	1,213	—
Total depreciation expense	$2,001	$1,028	$5,269	$2,446

Note 9 – Goodwill and Intangible Assets, net

The gross carrying amount and accumulated amortization of the Company’s intangible assets, net, as of September 30, 2022 were as follows:

(in thousands)	Gross Carrying Value	Accumulated Amortization	Net Carrying Value	Estimated Useful Life (Years)
Trademarks	$10,839	$(3,950)	$6,889	15
Non-compete agreement	758	(707)	51	3
Customer relationships	17,137	(6,132)	11,005	5-10
Developed technology	73,188	(51,825)	21,363	3-8
Patents	2,187	(385)	1,802	3-19
Capitalized software	6,706	(1,191)	5,515	3-5
Total intangible assets	$110,815	$(64,190)	$46,625

During the three and nine months ended September 30, 2022, the Company recorded a loss on the disposal of intangible assets of $2.9 million. The loss on disposal of intangible assets was recorded in the condensed consolidated statements of comprehensive income (loss) primarily in general and administrative expense.
The gross carrying amount and accumulated amortization of the Company’s intangible assets, net, as of December 31, 2021 were as follows:

(in thousands)	Gross Carrying Value	Accumulated Amortization	Net Carrying Value	Estimated Useful Life (Years)
Trademarks	$10,048	$(3,442)	$6,606	15
Non-compete agreement	809	(139)	670	3
Customer relationships	18,625	(4,391)	14,234	5-10
Developed technology	70,900	(45,051)	25,849	8
Patents	2,050	(295)	1,755	3-19
Capitalized software	9,867	(2,971)	6,896	3-5
Total intangible assets	$112,299	$(56,289)	$56,010

Amortization expense was as follows for the periods indicated:

	Three Months Ended September 30,		Nine Months Ended September 30,
(in thousands)	2022	2021	2022	2021
Cost of sales	$2,245	$2,233	$6,864	$6,697
General and administrative	858	500	2,356	1,464
Selling and marketing	589	770	1,843	1,193
Total amortization expense	$3,692	$3,503	$11,063	$9,354

The changes in the carrying value of goodwill are as follows:

	Nine Months Ended September 30,
(in thousands)	2022	2021
Beginning balance	$123,694	$98,531
Measurement period adjustments	2,154	25,304
Foreign currency translation impact	(3,100)	(970)
Ending balance	$122,748	$122,865

The measurement period adjustments include a $0.2 million increase due to adjustment of acquisition date tax liability for Ecomedic and a $1.98 million increase due to contingent consideration paid to former owner of Sidermica during the six months ended June 30, 2022. The Company finalized the valuation of assets acquired and liabilities assumed for the Ecomedic acquisition and all other distributor acquisitions as of June 30, 2022

Note 10 – Long-term Debt

Credit Facility

On December 30, 2021, Edge Systems LLC, a California limited liability company (the “Borrower”) and an indirect wholly owned subsidiary of The Beauty Health Company, as borrower, entered into a Credit Agreement (the “Credit Agreement”) with Edge Systems Intermediate LLC, an indirect wholly owned subsidiary of the Company and the direct parent of the Borrower that holds the Company’s foreign and domestic operating entities, and The Hydrafacial Company Mexico Holdings, LLC, a direct wholly owned subsidiary of the Borrower that conducts the Mexican business operations , as guarantors (the “Guarantors” and, together with the Borrower, the “Loan Parties”), and JPMorgan Chase Bank, N.A., as administrative agent.

The Credit Agreement provides for a $50 million revolving credit facility with a maturity date of December 30, 2026. In addition, the Borrower has the ability from time to time to increase the revolving commitments or enter into one or more tranches of term loans up to an additional aggregate amount not to exceed $50 million, subject to receipt of lender commitments and certain conditions precedent. As of September 30, 2022 the Credit Agreement remains undrawn and there is no outstanding balance under the revolving credit facility.

Borrowings under the Credit Agreement are secured by certain collateral of the Loan Parties and are guaranteed by the Guarantors, each of whom will derive substantial benefit from the revolving credit facility. In specified circumstances, additional guarantors are required to be added. The Credit Agreement contains various restrictive covenants subject to certain exceptions, including limitations on the Borrower’s ability to incur indebtedness and certain liens, make certain investments, become liable under contingent obligations in certain circumstances, make certain restricted payments, make certain dispositions within guidelines and limits, engage in certain affiliate transactions, alter its fundamental business or make certain fundamental changes, and requirements to maintain financial covenants, including maintaining a leverage ratio of no greater than 3.00 to 1.00 and maintaining a fixed charge coverage ratio of not less than 1.15 to 1.00. As of September 30, 2022 the Company was in compliance with all restricted and financial covenants.

The leverage ratio also determines pricing under the Credit Agreement. At the Borrower’s option, borrowings under the revolving credit facility accrue interest at a rate equal to either LIBOR or a specified base rate plus an applicable margin. The applicable margin is linked to the leverage ratio. The margins range from 2.00% to 2.50% per annum for LIBOR loans and 1.00% to 1.50% per annum for base rate loans. The revolving credit facility is subject to a commitment fee payable on the unused revolving credit facility commitments ranging from 0.25% to 0.35%, depending on the Borrower’s leverage ratio. As of September 30, 2022 the Company’s unused commitment rate was 0.25%. The Borrower is also required to pay certain fees to the administrative agent and letter of credit issuers under the revolving credit facility. During the term of the revolving credit facility, the Borrower may borrow, repay and re-borrow amounts available under the revolving credit facility, subject to voluntary reductions of the swing line, letter of credit and revolving credit commitments.

Convertible Senior Notes

On September 14, 2021, the Company issued an aggregate of $750 million in principal amount of its 1.25% Convertible Senior Notes due 2026 (the “Notes”). The Notes were issued pursuant to, and are governed by, an indenture (the “Indenture”), dated as of September 14, 2021, between the Company and U.S. Bank National Association, as trustee. Pursuant to the purchase agreement between the Company and the initial purchasers of the Notes, the Company granted the initial purchasers an option to purchase, for settlement within a period of 13 days from, and including, the date the Notes were first issued, up to an additional $100 million principal amount of Notes. The Notes issued on September 14, 2021 include the $100 million principal amount of Notes issued pursuant to the full exercise by the initial purchasers of such option.

The Notes are the Company’s senior, unsecured obligations and are (i) equal in right of payment with the Company’s existing and future senior, unsecured indebtedness; (ii) senior in right of payment to the Company’s existing and future indebtedness that is expressly subordinated to the Notes; (iii) effectively subordinated to the Company’s existing and future secured indebtedness, to the extent of the value of the collateral securing that indebtedness; and (iv) structurally subordinated to all existing and future indebtedness and other liabilities, including trade payables, and (to the extent the Company is not a holder thereof) preferred equity, if any, of the Company’s subsidiaries.

The Notes accrue interest at a rate of 1.25% per annum, payable semi-annually in arrears on April 1 and October 1 of each year, beginning on April 1, 2022. The Notes mature on October 1, 2026, unless earlier repurchased, redeemed or converted. Before April 1, 2026, noteholders have the right to convert their Notes only upon the occurrence of certain events. From and after April 1, 2026, noteholders may convert their Notes at any time at their election until the close of business on the second scheduled trading day immediately before the maturity date. The Company will settle conversions by paying or delivering, as applicable, cash, shares of its common stock or a combination of cash and shares of its common stock, at the Company’s election. The initial conversion rate is 31.4859 shares of common stock per $1,000 principal amount of Notes, which represents an initial conversion price of approximately $31.76 per share of common stock. The conversion rate and conversion price will be subject to customary adjustments upon the occurrence of certain events. In addition, if certain corporate events that constitute a “Make-Whole Fundamental Change” (as defined in the Indenture) occur, then the conversion rate will, in certain circumstances, be increased for a specified period of time. The conversion price as of September 30, 2022 was $31.76 per share of common stock.

The Notes are redeemable, in whole or in part (subject to certain limitations described below), at the Company’s option at any time, and from time to time, on or after October 6, 2024, and on or before the 40th scheduled trading day immediately before the maturity date, but only if certain liquidity conditions are satisfied and the last reported sale price per share of the Company’s common stock exceeds 130% of the conversion price on (i) each of at least 20 trading days, whether or not consecutive, during the 30 consecutive trading days ending on, and including, the trading day immediately before the date the Company sends the related redemption notice; and (ii) the trading day immediately before the date the Company sends such notice. However, the Company may not redeem less than all of the outstanding notes unless at least $100.0 million aggregate principal amount of notes are outstanding and not called for redemption as of the time the Company sends the related redemption notice. The redemption price will be a cash amount equal to the principal amount of the Notes to be redeemed, plus accrued and unpaid interest, if any, to, but excluding, the redemption date. In addition, calling any Note for redemption will constitute a Make-Whole Fundamental Change with respect to that Note, in which case the conversion rate applicable to the conversion of that Note will be increased in certain circumstances if it is converted after it is called for redemption.

If certain corporate events that constitute a “Fundamental Change” (as defined in the Indenture) occur, then, subject to a limited exception for certain cash mergers, noteholders may require the Company to repurchase their Notes at a cash repurchase price equal to the principal amount of the Notes to be repurchased, plus accrued and unpaid interest, if any, to, but excluding, the fundamental change repurchase date. The definition of Fundamental Change includes certain business combination transactions involving the Company and certain de-listing events with respect to the Company’s common stock.

The Notes have customary provisions relating to the occurrence of “Events of Default” (as defined in the Indenture), which include the following: (i) certain payment defaults on the Notes (which, in the case of a default in the payment of interest on the Notes, will be subject to a 30-day cure period); (ii) the Company’s failure to send certain notices under the Indenture within specified periods of time; (iii) the Company’s failure to convert a Note upon the exercise of the conversion right with respect to such Note, subject to a three business-day cure period; (iv) the Company’s failure to comply with certain covenants in the Indenture relating to the Company’s ability to consolidate with or merge with or into, or sell, lease or otherwise transfer, in one transaction or a series of transactions, all or substantially all of the assets of the Company and its subsidiaries, taken as a whole, to another person; (v) a default by the Company in its other obligations or agreements under the Indenture or the Notes if such default is not cured or waived within 60 days after notice is given in accordance with the Indenture; (vi) certain defaults by the Company or any of its subsidiaries with respect to indebtedness for money borrowed of at least $45,000,000; (vii) the rendering of certain judgments against the Company or any of its significant subsidiaries for the payment of at least $45,000,000, where such judgments are not discharged or stayed within 60 days after the date on which the right to appeal has expired or on which all rights to appeal have been extinguished and (viii) certain events of bankruptcy, insolvency and reorganization involving the Company or any of its significant subsidiaries.

If an Event of Default involving bankruptcy, insolvency or reorganization events with respect to the Company (and not solely with respect to a significant subsidiary of the Company) occurs, then the principal amount of, and all accrued and unpaid interest on, all of the Notes then outstanding will immediately become due and payable without any further action or notice by any person. If any other Event of Default occurs and is continuing, then, the Trustee, by notice to the Company, or noteholders of at least 25% of the aggregate principal amount of Notes then outstanding, by notice to the Company and the Trustee, may declare the principal amount of, and all accrued and unpaid interest on, all of the Notes then outstanding to become due and payable immediately. However, notwithstanding the foregoing, the Company may elect, at its option, that the sole remedy for an Event of Default relating to certain failures by the Company to comply with certain reporting covenants in the Indenture consists exclusively of the right of the noteholders to receive special interest on the Notes for up to 180 days at a specified rate per annum not exceeding 1.00% on the principal amount of the Notes.

The Notes were issued to the initial purchasers of such Notes in transactions not involving any public offering in reliance upon Section 4(a)(2) of the Securities Act. The Notes were resold by the initial purchasers to persons whom the initial purchasers reasonably believe are “qualified institutional buyers,” as defined in, and in accordance with, Rule 144A under the Securities Act.

The total amount of debt issuance costs of $21.3 million was recorded as a reduction to “Convertible senior notes, net” in the Company’s Condensed Consolidated Balance Sheets and are being amortized as interest expense over the term of the Notes using the effective interest method. During the three and nine months ended September 30, 2022, the Company recognized $1.1 million and $3.2 million in interest expense related to the amortization of the debt issuance costs related to the Notes, respectively. During the three and nine months ended September 30, 2021, the Company recognized $0.2 million in interest expense related to the amortization of the debt issuance costs related to the Notes.

The following is a summary of the Company’s Notes as of September 30, 2022:

				Fair Value
(in thousands)	Principal Amount	Unamortized Issuance Costs	Net Carrying Value	Amount	Level
1.25% Convertible Notes due 2026	$750,000	$16,914	$733,086	$603,750	Level 2

The Notes are carried at face value less the unamortized debt issuance costs on the Company’s Condensed Consolidated Balance Sheets. As of September 30, 2022, the estimated fair value of the Notes was approximately $604 million. The estimated fair value of the Notes was determined based on the actual bid price of the Notes on September 30, 2022.

As of September 30, 2022, the remaining life of the Notes is approximately 4.0 years.

Capped Call Transactions

On September 9, 2021, in connection with the pricing of the offering of Notes, the Company entered into privately negotiated capped call transactions (the “Base Capped Call Transactions”) with Bank of Montreal, Credit Suisse Capital LLC, Deutsche Bank AG, London Branch, Goldman Sachs & Co. LLC, JPMorgan Chase Bank, National Association, Mizuho Markets Americas LLC and Wells Fargo Bank, National Association (the “Option Counterparties”). In addition, on September 10, 2021, in connection with the initial purchasers’ exercise of their option to purchase additional Notes, the Company entered into additional capped call transactions (the “Additional Capped Call Transactions,” and, together with the Base Capped Call Transactions, the “Capped Call Transactions”) with each of the Option Counterparties. The Capped Call Transactions cover, subject to customary anti-dilution adjustments, the aggregate number of shares of the Company’s common stock that initially underlie the Notes, and are expected generally to reduce potential dilution to the Company’s common stock upon any conversion of Notes and/or offset any cash payments the Company is required to make in excess of the principal amount of converted Notes, as the case may be, with such reduction and/or offset subject to a cap, based on the cap price of the Capped Call Transactions. The cap price of the Capped Call Transactions is initially $47.94, which represents a premium of 100% over the last reported sale price of the Company’s common stock on September 9, 2021. The cost of the Capped Call Transactions was approximately $90.2 million.

The Capped Call Transactions are separate transactions, each between the Company and the applicable Option Counterparty, and are not part of the terms of the Notes and do not affect any holder’s rights under the Notes or the Indenture. Holders of the Notes will not have any rights with respect to the Capped Call Transactions.

Business Combination

In connection with the Closing of the Business Combination, all of Hydrafacial’s existing debt under its credit facilities were repaid and its credit facilities were extinguished. The related write-off of the deferred financing costs totaled $2.3 million and prepayment penalties totaled $2.0 million in 2021. Both are included in the Other expense (income), net on the Company’s Consolidated Statements of Comprehensive Income (Loss).

Deferred financing costs expense for the nine months ended September 30, 2021 amounted to $0.5 million for the existing debt prior to the Closing of the Business Combination while issuance costs for the Notes amounted to $0.2 million.

Note 11 – Income Taxes

The income tax (benefit) expense for the three months and nine months ended September 30, 2022 is $(0.8) million and $1.9 million, respectively

The income tax benefit for the three and nine months ended September 30, 2021 is $1.1 million and $3.3 million, respectively.

The effective tax rate for the three and nine months ended September 30, 2022 is 119.12% and (4.41%), compared to the federal statutory rate of 21.0%, is primarily due to the exclusion from taxable income of book income from the revaluation of warrant liabilities and adjustments for various non-deductible expenses for officer’s compensation and meals and entertainment.

The effective tax rate for the three and nine months ended September 30, 2021 is 0.53% and 0.92%, which is lower than the federal statutory rate of 21.0% primarily due to the increase in valuation allowance and non-deductible expense related to stock-based compensation, transaction costs and meals and entertainment.

The Company has established a valuation allowance in the U.S. and Singapore against a portion of its deferred income tax assets because it is more likely than not that certain deferred tax assets will not be realized. In determining whether deferred tax assets are realizable, the Company considered numerous factors including historical profitability, the amount of future taxable income and the existence of taxable temporary differences that can be used to realize deferred tax assets.

Additionally, the Company applies ASC 740, the accounting standard governing uncertainty in income taxes that prescribes rules for recognition, measurement and classification in the financial statements of tax positions taken or expected to be taken in a tax return. The Company has gross unrecognized tax benefits of $0.1 million and $0.2 million as of September 30, 2022 and December 31, 2021, respectively.

On March 11, 2021 the United States enacted the American Rescue Plan Act of 2021 (“American Rescue Plan”). The American Rescue Plan includes various income and payroll tax measures. The Company does not expect a material impact of the American Rescue Plan on the Company’s Condensed Consolidated Financial Statements and related disclosures.

The Inflation Reduction Act, signed into law on August 16, 2022, provides tax incentives for certain industries and imposes a 15% minimum tax on the book income of certain large corporations and a 1% excise tax on stock buybacks. The Company may be subject to the new excise tax on certain stock buybacks that occur after December 31, 2022. The Company does not anticipate a material impact from the Inflation Reduction Act on the Company's condensed consolidated financial statements.

Note 12 – Equity-Based Compensation

Compensation expense attributable to net stock-based compensation was as follows for the periods indicated:

	Three Months Ended September 30,		Nine Months Ended September 30,
(in thousands)	2022	2021	2022	2021
Cost of sales	191	70	624	222
Selling and marketing	2,498	1,064	7,331	1,413
Research and development	215	70	602	103
General and administrative	4,545	3,878	12,319	6,886
Stock-based compensation expense	$7,449	$5,082	$20,876	$8,624

Restricted Stock Units (“RSUs”) and Performance-based restricted stock units (“PSUs”)

The following table summarizes the Company’s equity award activity for the nine months ended September 30, 2022:

			Weighted Average Grant Date Fair Value
	RSUs	PSUs	RSUs	PSUs
Outstanding - January 1, 2022	380,775	975,000	$25.88	$11.39
Granted	2,724,851	1,629,395	13.67	9.10
Vested	(187,727)	—	20.60	—
Forfeited	(388,691)	(209,738)	15.31	14.30
Outstanding - September 30, 2022	2,529,208	2,394,657	14.74	9.58

The following table summarizes the Company’s stock option activity for the nine months ended September 30, 2022:

	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value (in thousands)
Outstanding - January 1, 2022	6,785,020	$15.64
Granted	10,500	22.68
Unvested Forfeited	(951,500)	18.43
Vested Expired	(39,050)	14.53
Outstanding - September 30, 2022	5,804,970	$15.20	8.67	$—
Options Exercisable	1,293,800	$13.79	8.58	$—
Options vested and expected to vest - September 30, 2022	5,804,970	$15.20	8.67	$—

Note 13 – Commitments and Contingencies

From time to time the Company may be involved in claims, legal actions and governmental proceedings that arise from its business operations. As of September 30, 2022, the Company was not a party to any legal proceedings or threatened legal proceedings, the adverse outcome of which, individually or in the aggregate, that it believes would have a material adverse effect on its business, financial condition or results of operations.

Note 14 – Concentrations

As of September 30, 2022, the Company had no customers that accounted for 10% or more of the Accounts receivable balance.

As of December 31, 2021, the Company had no customers that accounted for 10% or more of the Accounts receivable balance.

No single customer accounted for 10% or more of consolidated Net sales during the three and nine months ended September 30, 2022 and September 30, 2021.

Note 15 – Related-Party Transactions
Registration Rights Agreement

In connection with the consummation of the Business Combination, on May 4, 2021, the Company entered into that certain Amended and Restated Registration Rights Agreement (the “Registration Rights Agreement”) with BLS Investor Group LLC and the Hydrafacial Stockholders.

Pursuant to the terms of the Registration Rights Agreement, (i) any outstanding share of Class A Common Stock or any other equity security (including the Private Placement Warrants and including shares of Class A Common Stock issued or issuable upon the exercise of any other equity security) of the Company held by the Sponsor or the Hydrafacial Stockholders (together, the “Restricted Stockholders”) as of the date of the Registration Rights Agreement or thereafter acquired by a Restricted Stockholder (including the shares of Class A Common Stock issued upon conversion of the 11,500,000 Founder Shares that were owned by the Sponsor and converted to shares of Class A Common Stock prior in connection with the Business Combination and upon exercise of any Private Placement Warrants) and shares of Class A Common Stock issued as earn-out shares to the Hydrafacial Stockholders and (ii) any other equity security of the Company issued or issuable with respect to any such share of common stock by way of a stock dividend or stock split or in connection with a combination of shares, recapitalization, merger, consolidation or other reorganization or otherwise will be entitled to registration rights.

The Registration Rights Agreement provides that the Company will, within 60 days after the consummation of the Business Combination, file with the SEC a shelf registration statement registering the resale of the shares of common stock held by the Restricted Stockholders and will use its reasonable best efforts to have such registration statement declared effective as soon as practicable after the filing thereof, but in no event later than 60 days following the filing deadline. The Company filed such registration statement on July 19, 2021 and it was declared effective by the SEC on July 26, 2021. The Hydrafacial Stockholders are entitled to make up to an aggregate of two demands for registration, excluding short form demands, that the Company register shares of common stock held by these parties. In addition, the Restricted Stockholders have certain “piggy-back” registration rights. The Company will bear the expenses incurred in connection with the filing of any registration statements filed pursuant to the terms of the Registration Rights Agreement. The Company and the Restricted Stockholders agree in the Registration Rights Agreement to provide customary indemnification in connection with any offerings of common stock effected pursuant to the terms of the Registration Rights Agreement.

Pursuant to the Registration Rights Agreement, the Sponsor agreed to restrictions on the transfer of their securities issued in the Company’s initial public offering, which (i) in the case of the Founder Shares is one year after the completion of the Business Combination unless (A) the closing price of the common stock equals or exceeds $12.00 per share for 20 days out of any 30-trading-day period commencing at least 150 days following the Closing of the Business Combination or (B) the Company completes a liquidation, merger, capital stock exchange, reorganization or other similar transaction that results in all of the Company’s stockholders having the right to exchange their shares of common stock for cash, securities or other property, and (ii) in the case of the Private Placement Warrants and the respective Class A Common Stock underlying the Private Placement Warrants is 30 days after the completion of the Business Combination. The Sponsor and its permitted transferees will also be required, subject to the terms and conditions in the Registration Rights Agreement, not to transfer their Private

Placement Warrants (as defined in the Registration Rights Agreement) or shares of common stock issuable upon the exercise thereof for 30 days following the Closing.

Investor Rights Agreement

In connection with the consummation of the Business Combination, on May 4, 2021, the Company and LCP Edge Holdco, LLC entered into that certain Investor Rights Agreement (the “Investor Rights Agreement”). Pursuant to the Investor Rights Agreement, LCP has the right to designate a number of directors for appointment or election to the Company’s board of directors as follows: (i) one director for so long as LCP holds at least 10% of the outstanding Class A Common Stock, (ii) two directors for so long as LCP holds at least 15% of the outstanding Class A Common Stock, and (iii) three directors for so long as LCP holds at least 40% of the outstanding Class A Common Stock. Pursuant to the Investor Rights Agreement, for so long as LCP holds at least 10% of the outstanding Class A Common Stock, LCP will be entitled to have at least one of its designees represented on the compensation committee and nominating committee and corporate governance committee of the Company’s board of directors.

Amended and Restated Management Services Agreement

Hydrafacial entered into a Management Services Agreement, dated December 1, 2016 with Linden Capital Partners III LP (“Linden Capital Partners III”) and DW Management Services, L.L.C. (“DW Management Services”) pursuant to which the parties receive quarterly monitoring fees of the greater of (a) $125,000 and (b) 1.25% of Last Twelve Months EBITDA multiplied by the quotient of (x) the aggregate capital invested by the investors of DW Healthcare Partners IV (B), L.P. (“DWHP Investors”) into LCP and/or its subsidiaries as of such date, divided by (y) the sum of (i) the aggregate capital invested by the DWHP Investors into LCP and/or its subsidiaries, plus (ii) the aggregate capital invested by Linden Capital Partners III into LCP and/or its subsidiaries as of the date of payment. In addition, the management services agreement provides for other fees in relation to services that may be provided in connection with equity and/or debt financing, acquisition of any other business, company, product line or enterprise, or divestiture of any division, business, and product or material assets. The fees vary between 1% and 2% of the related transaction amount. Linden Capital Partners III also received a transaction fee upon the consummation of the Business Combination.

In connection with the consummation of the Business Combination, on May 4, 2021, the Company, its subsidiary, Edge Systems LLC, and Linden Capital III LLC, the general partner of Linden Manager III LP (the “Linden Manager”) entered into an Amended and Restated Management Services Agreement (the “Linden Management Services Agreement”) pursuant to which the Linden Manager may continue to provide advisory services at the request of the Company related to mergers and acquisitions for one year following the Business Combination. As consideration for such services, the Company will pay a fee, equal to 1% of enterprise value of the target acquired, to the Linden Manager upon the consummation of any such transaction (the “1% Fee”). The Company has also agreed to reimburse Linden Manager for certain expenses in connection with such advisory services. However, pursuant to the Linden Management Services Agreement, the Company’s obligation to pay the 1% Fee expired twelve months after the consummation of the Business Combination on May 4, 2022.

Hydrafacial recorded approximately $0.2 million of charges related to management services fees for the nine months ended September 30, 2021. There were no management fees during the three and nine months ended September 30, 2022. These amounts are included in General and administrative expenses on the Company’s Consolidated Statements of Comprehensive Income (Loss). In relation to the consummation of the Business Combination, $21.0 million in transaction fees was paid to the Former Parent. These amounts are included in General and administrative expenses on the Company’s Consolidated Statements of Comprehensive Income (Loss).

Miami Beach Office

The Company maintains an office in Miami Beach, Florida, whereby the Company, on a monthly basis, reimburses an entity owned by the Company’s Executive Chairman that makes such office available to the Company for its employees and affiliates. Expense for this property was not material for the nine months ended September 30, 2022. No such expenses existed for the nine months ended September 30, 2021.

Note 16 - Stockholders’ Equity

Common Stock

The Company is authorized to issue 320,000,000 shares of Class A Common Stock, par value of $0.0001 per share. Holders of Class A Common Stock are entitled to one vote for each share. As of September 30, 2022 and December 31, 2021, there were 143,201,041 and 150,598,047, respectively, of Class A Common Stock issued and outstanding. The Class A Common Stock is entitled to one vote per share and all shares are outstanding. The Company has not declared or paid any dividends with respect to its Class A Common Stock.

In connection with the Business Combination on May 4, 2021, the Company issued 35,000,000 shares of Class A Common Stock to certain qualified institutional buyers and accredited investors that agreed to purchase such shares in connection with the Business Combination for aggregate consideration of $350 million. The Company also issued 35,501,743 shares of Class A Common Stock as partial compensation to the Hydrafacial Stockholders for the Business Combination.

Common Stock Repurchases

On September 26, 2022, the Company’s board of directors approved a common stock repurchase program pursuant to which the Company may repurchase up to $200 million of its outstanding shares of Class A Common Stock. Under the share repurchase program, repurchases can be made from time to time using a variety of methods, which may include open market purchases, privately negotiated transactions, or accelerated share repurchase programs.

On September 27, 2022, the Company entered into an accelerated share repurchase agreement with a financial institution to repurchase a total of $100 million of Class A Common Stock. The Company made a payment of $100 million and in turn, received an initial delivery of approximately 7.7 million shares, which represented 80% of the payment amount divided by the Company’s closing stock price on September 26, 2022 and were immediately retired. The total number of shares that will be received under the accelerated share repurchase agreement will be based upon the average daily volume weighted average price of our Class A Common Stock during the repurchase period, less an agreed upon discount. The final settlement of the accelerated repurchase agreement may occur between November 28, 2022 and February 28, 2023.

The accelerated share repurchase agreement is accounted for as a repurchase and retirement of shares and as an equity forward contract indexed to the Company’s Class A Common Stock. The equity forward contract is classified as an equity instrument under ASC 815 - 40, Contracts in Entity's Own Equity ("ASC 815 - 40"). The par value of the initial shares received is recorded as a reduction to the Company’s Class A Common Stock and the excess of par value is recognized as a reduction to additional paid in capital. The equity forward stock purchase contract is classified as an equity instrument and is recognized as a reduction to additional paid in capital.

The initial delivery of approximately 7.7 million shares reduced the number of Class A Common Stock outstanding on the transaction date and, as a result, reduced the weighted average number of Class A Common Stock outstanding used to calculate basic income per share and diluted income per share for the three and nine month periods ended September 30, 2022.

The Company performed analysis of the average of the daily volume-weighted average price of our Class A Common Stock since the transaction date and has determined, as of September 30, 2022, that the final settlement of shares of Class A Common Stock under the accelerated share repurchase agreement is anti-dilutive and therefore excluded from the calculation of diluted earnings per share.
Preferred Stock

The Company is authorized to issue 1,000,000 shares of preferred stock with a par value of $0.0001 per share with such designations, voting and other rights and preferences as may be determined from time to time by the Company’s board of directors. At September 30, 2022 and December 31, 2021, there were no shares of preferred stock issued or outstanding.

Note 17 - Segment Reporting

The Company manages its business on the basis of one operating segment and one reportable segment. As a result, the chief operating decision maker, who is the Chief Executive Officer, decides how to allocate resources and assess performance, reviews financial information presented on a consolidated basis for purposes of making operating decisions, allocates resources and evaluates financial performance.

Net sales by geographic region were as follows for the periods indicated:

	Three Months Ended September 30,		Nine Months Ended September 30,
(in thousands)	2022	2021	2022	2021
Americas	$58,375	$45,046	$178,335	$118,986
Asia-Pacific	15,110	10,490	38,397	31,721
Europe, the Middle East and Africa	15,307	12,611	51,011	31,490
Total net sales	$88,792	$68,147	$267,743	$182,197

As of September 30, 2022 and December 31, 2021 substantially all of the Company’s property and equipment were held in the United States.

Note 18 – Net Income (Loss) Attributable to Common Shareholders

The following table sets forth the calculation of both basic and diluted net income (loss) per share as follows for the periods indicated:

	Three Months Ended September 30,		Nine Months Ended September 30,
(in thousands, except share and per share amounts)	2022	2021	2022	2021
Net income (loss) available to common shareholders - basic	$131	$(215,145)	$40,569	$(357,797)
Plus: Income (loss) on Private placement warrants	(4,284)	—	(71,521)	—
Net income (loss) available to common shareholders - diluted	$(4,153)	$(215,145)	$(30,952)	$(357,797)

Weighted average common shares outstanding - basic	150,788,695	132,306,346	150,706,795	87,219,681
Effect of dilutive shares:
Private placement warrants	629,015	—	1,311,451	—
Weighted average common shares outstanding - diluted	151,417,710	132,306,346	152,018,246	87,219,681

Basic net income (loss) per share:	$0.00	$(1.63)	$0.27	$(4.10)
Diluted net income (loss) per share	$(0.03)	$(1.63)	$(0.20)	$(4.10)

The following shares have been excluded from the calculation of the weighted average diluted shares outstanding as the effect would have been anti-dilutive or requisite performance conditions were not met:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2022	2021	2022	2021
Convertible Notes	23,614,425	11,807,213	23,614,425	7,871,475
RSUs	2,529,208	200,247	2,529,208	133,498
PSUs	2,394,657	975,000	2,394,657	650,000
Stock Options	5,804,970	8,521,900	5,804,970	5,557,267
Public and Private Warrants	—	24,666,666	—	16,444,444

Note 19 – Subsequent Events

Other than as disclosed elsewhere, no subsequent events have occurred that would require recognition in the condensed consolidated financial statements or disclosure in the accompanying notes.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Forward-Looking Statements

This Quarterly Report contains “forward looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used in this Quarterly Report, the words “estimates,” “projected,” “expects,” “anticipates,” “forecasts,” “plans,” “intends,” “believes,” “seeks,” “may,” “will,” “should,” “future,” “propose” and variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward-looking statements.

These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside The Beauty Health Company’s control, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include, but are not limited to, those identified below and those discussed in the section titled Risk Factors of this filing.

Important factors, among others, that may affect actual results or outcomes include the inability to recognize the anticipated benefits of the Business Combination; costs related to the Business Combination; The Beauty Health Company’s availability of cash for debt service and exposure to risk of default under debt obligations; The Beauty Health Company’s ability to manage growth; The Beauty Health Company’s ability to execute its business plan; potential litigation involving The Beauty Health Company; changes in applicable laws or regulations; the possibility that The Beauty Health Company may be adversely affected by other economic, business, and/or competitive factors; and the impact of the continuing COVID-19 pandemic on our business. The Beauty Health Company does not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our condensed consolidated financial statements and related notes appearing elsewhere in this Quarterly Report on Form 10-Q, in our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2022 and June 30, 2022 filed with the U.S. Securities and Exchange Commission (SEC) on May 10, 2022 and August 9, 2022, respectively, and also with our audited consolidated financial statements and notes thereto included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2021 filed with the SEC on March 1, 2022.
Unless the context otherwise requires, references to “Hydrafacial”, “we”, “us”, and “our” in this section are intended to mean the business and operations of The Beauty Health Company and its consolidated subsidiaries.

Company Overview

The Beauty Health Company is a global category-creating company focused on delivering beauty health experiences that help consumers reinvent their relationship with their skin, bodies and self-confidence. Our flagship brand, Hydrafacial, created the category of hydradermabrasion by using a patented Vortex-Fusion Delivery System to cleanse, extract, and hydrate the skin with proprietary solutions and serums. Hydrafacial provides a non-invasive and approachable skincare experience. Together, with our powerful community of aestheticians, consumers and partners, we are personalizing skin care solutions for all ages, genders, skin tones, and skin types.

Recent Developments; Factors Affecting Our Performance

We remain attentive to economic and geopolitical conditions that may materially impact our business. We continue to explore and implement risk mitigation strategies in the face of these unfolding conditions and remain agile in adopting to changing circumstances. Such conditions have or may have global implications which may impact the future performance of our business in unpredictable ways.

Impact of the COVID-19 Pandemic

The COVID-19 pandemic continues to disrupt business for us, our providers, and other companies with which we do business. Although many markets have recently shown encouraging signs of emergence from the pandemic, other markets and regions where we conduct business, particularly in China, have enacted sporadic and/or zero-tolerance COVID-19 policies leading to prolonged store closures and travel restrictions within those markets and regions. Although we had strong performance during windows of re-opening, these COVID-related restrictions continued to negatively impact consumer traffic for our providers.

We anticipate that COVID-19 will continue to cause intermittent store closures and supply chain challenges. We are mindful that these trends may continue to impact the pace of recovery, and that such recovery may be non-linear until COVID-19 containment measures are discontinued across all regions and normal consumer traffic resumes on a consistent basis. We currently expect that in the short term, any easing of containment measures and recovery of the impacted sectors of the economy will be gradual and uneven, as regions face resurgence of COVID-19 and related uncertainties. As a result, we anticipate that consumer spending habits and consumer confidence will continue to shift, causing future sales and volume trends to be non-linear.

Furthermore, the extent to which the COVID-19 pandemic impacts our business going forward will depend on numerous factors we cannot reliably predict, including but not limited to the duration and scope of the pandemic; businesses and individuals’ actions in response to the pandemic; government actions to certain pandemic impacts; and the impact on economic activity including the possibility of further financial market instability.

Inflation

During the three months ended September 30, 2022, we experienced the impact of inflation primarily on an increase in raw materials, shipping costs, and labor costs. We currently anticipate the impact of inflation to continue into the fourth quarter of 2022. To offset these trends, we plan to implement a range of mitigation strategies which could include price increases on our Delivery Systems and consumables, and/or accepting revenue in either U.S. dollar and/or local currency, as applicable. However, such measures may not fully offset the impact to our operating performance. After the resumption of more typical business conditions, the economics of developing, producing, launching, supporting and discontinuing products will continue to impact the timing of our sales and operating performance each period.

Foreign Exchange Rates

Our operations outside of the United States account for a portion of our revenues and expenses. As a result, a portion of our total revenue and expenses are denominated in currencies other than the U.S. dollar. Recently, exchange rates between these currencies and the U.S. dollar have fluctuated significantly and may continue to do so in the future. Fluctuations in foreign exchange rates may have a significant impact on our operating results. During the three months ended September 30, 2022, fluctuations in the U.S. dollar relative to certain other foreign currencies – such as the Chinese Renminbi, British pound, Euro and, Australian dollar – reduced our reported revenue and expenses, principally related to net sales, cost of sales, controllable fixed costs, and advertising and promotional costs.

Global Supply Chain Challenges

During the three months ended September 30, 2022, we experienced global supply chain challenges resulting from industry-wide component and/or raw material shortages and transportation delays. These challenges have negatively impacted order fill rates for our Delivery Systems and consumables, particularly in certain European and Asian countries.

We continue to take steps to improve order fill rates and mitigate the impact of these constraints by working closely with our suppliers to ensure the availability of components and/or raw materials such as procuring components with longer lead times than typical. We expect these challenges to continue through the remainder of the fiscal year 2022.

Regulation

It remains unclear how governmental authorities, including the Food and Drug Administration (“FDA”) and foreign government authorities, will regulate the products that we sell, and in the case of the FDA, whether and when it will propose or implement new or additional regulations. Unforeseen regulatory obstacles or compliance costs may hinder our business in both the short and long-term as well.

The uncertainty around the timing, speed, and duration of the recovery from the adverse impacts of the COVID-19 pandemic, including the impacts on our business of the ongoing restrictions in China, and the other macroeconomic challenges we are facing, will continue to affect our ability to grow sales profitably. We believe we can, to some extent, offset the impact of more ordinary challenges by continually developing and pursuing a diversified strategy with multiple engines of growth and by accelerating initiatives focused on areas of strength, discipline, and agility. As the current situation continues to progress, if economic and social conditions or the degree of uncertainty or volatility worsen, or the adverse conditions previously described are further prolonged, there could be a further negative effect on consumer confidence, demand, spending and willingness or ability to travel and, as a result, on our business. We are continuing to monitor these and other risks that may affect our business.

Key Operational and Business Metrics

In addition to the measures presented in our consolidated financial statements, we use the following key operational and business metrics to evaluate our business, measure our performance, develop financial forecasts, and make strategic decisions. Amounts and percentages may not foot due to rounding.

	Three Months Ended September 30,		Nine Months Ended September 30,
(dollars in millions)	2022	2021	2022	2021
Delivery Systems net sales	$49.1	$36.2	$155.5	$96.8
Consumables net sales	39.7	32.0	112.2	85.4
Total net sales	$88.8	$68.1	$267.7	$182.2
Gross profit	$61.6	$46.1	$185.2	$125.1
Gross margin	69.3%	67.6%	69.2%	68.6%
Net income (loss)	$0.1	$(215.1)	$40.6	$(357.8)
Adjusted net income (loss)	$8.0	$2.5	$1.7	$2.8
Adjusted EBITDA	$16.5	$5.8	$31.4	$24.2
Adjusted EBITDA margin	18.6%	8.5%	11.7%	13.3%
Adjusted gross profit	$66.6	$48.7	$196.3	$133.0
Adjusted gross margin	75.1%	71.5%	73.3%	73.0%

Adjusted Net Income (Loss), Adjusted EBITDA (Loss) and Adjusted EBITDA Margin

Adjusted net income (loss), adjusted EBITDA (loss) and adjusted EBITDA margin are key performance measures that our management uses to assess our operating performance. See the section titled “Non-GAAP Financial Measures—adjusted net income (loss), adjusted EBITDA (loss) and adjusted EBITDA margin” for information regarding our use of adjusted net income (loss) and adjusted EBITDA and reconciliations of adjusted net income (loss) and adjusted EBITDA to net loss.

Adjusted Gross Profit and Adjusted Gross Margin

We use adjusted gross profit and adjusted gross margin to measure our profitability and ability to scale and leverage the costs of our Delivery Systems and Consumables sales. See the section titled “Non-GAAP Financial Measures—adjusted gross profit and adjusted gross margin” for information regarding our use of adjusted gross profit and a reconciliation of adjusted gross profit to gross profit.

Comparison of Three Months Ended September 30, 2022 to Three Months Ended September 30, 2021

The following tables set forth our consolidated results of operations in dollars and as a percentage of net sales for the periods presented. The period-to-period comparisons of our historical results are not necessarily indicative of the results that may be expected in the future. The results of operations data for the three and nine months ended September 30, 2022 and September 30, 2021 have been derived from the condensed consolidated financial statements included elsewhere in this Form 10-Q. Amounts and percentages may not foot due to rounding.

	Three Months Ended September 30,
(in millions)	2022	% of Net Sales	2021	% of Net Sales
Net sales	$88.8	100.0%	$68.1	100.0%
Cost of sales	27.2	30.7%	22.1	32.4
Gross profit	61.6	69.3%	46.1	67.6
Operating expenses
Selling and marketing	39.8	44.8	30.5	44.7
Research and development	2.2	2.4	1.9	2.8
General and administrative	23.8	26.8	19.2	28.2
Total operating expenses	65.7	74.0	51.5	75.6
Income (loss) from operations	(4.1)	(4.7)	(5.5)	(8.0)
Other (income) expense, net	(3.5)	(3.9)	210.8	309.4
Income (loss) before provision for income tax	(0.7)	(0.8)	(216.3)	(317.4)
Income tax expense (benefit)	(0.8)	(0.9)	(1.1)	(1.7)
Net income (loss)	$0.1	0.1%	$(215.1)	(315.7)%
Net Sales

	Three Months Ended September 30,		Change
(in millions)	2022	2021	Amount	%
Net sales
Delivery Systems	$49.1	$36.2	$12.9	35.7%
Consumables	39.7	32.0	7.7	24.2%
Total net sales	$88.8	$68.1	$20.7	30.3%
Percentage of net sales
Delivery Systems	55.3%	53.1%
Consumables	44.7%	46.9%
Total	100.0%	100.0%
Total net sales for the three months ended September 30, 2022 increased $20.7 million, or 30.3%, compared to the three months ended September 30, 2021. Delivery System sales for the three months ended September 30, 2022 increased $12.9 million, or 35.7%, compared to the three months ended September 30, 2021. Net sales for the three months ended September 30, 2022 increased primarily due to strength in Delivery Systems sales.
There were 1,860 Delivery Systems units sold for the three months ended September 30, 2022. Delivery Systems units sold for the three months ended September 30, 2022 increased primarily due to the strong demand for the Company’s new Syndeo delivery system.
Consumables sales for the three months ended September 30, 2022 increased $7.7 million, or 24.2%, compared to the three months ended September 30, 2021. The increase in Consumables sales was primarily attributable to increased placements of delivery systems and the adjoining consumption of consumables during the three months ended September 30, 2022.
Cost of Sales, Gross Profit, and Gross Margin

	Three Months Ended September 30,		Change
(in millions)	2022	2021	Amount	%
Cost of sales	$27.2	$22.1	$5.1	23.3%
Gross profit	$61.6	$46.1	$15.5	33.6%
Gross margin	69.3%	67.6%
Cost of sales increased $5.1 million driven by and in conjunction with increased sales volume in delivery systems and consumables. Gross margin increased from 67.6% during the three months ended September 30, 2021 to 69.3% during the three months ended September 30, 2022, primarily due to fixed cost leverage associated with higher volume and stronger realized delivery systems pricing. The improvement in adjusted gross margin was driven by fixed cost leverage associated with higher volume and stronger realized delivery systems pricing, and a one-time write-off primarily related to the discontinued Glow & Go pilot program, partly offset by headwinds from global supply chain challenges, inflationary pressures and foreign exchange rates.
Operating Expenses

Sales and Marketing

	Three Months Ended September 30,		Change
(in millions)	2022	2021	Amount	%
Selling and marketing	$39.8	$30.5	$9.3	30.6%
As a percentage of net sales	44.8%	44.7%
Selling and marketing expense for the three months ended September 30, 2022 increased $9.3 million, or 30.6%, compared to the three months ended September 30, 2021. The increase was driven by an increase in personnel-related expenses of $1.1 million resulting from an increase in headcount and commissions, and an increase in stock-based compensation expense of $2.5 million. The increase in selling and marketing expense was partially offset by a $2.6 million reduction in the accrual for estimated bonus expenses, which were originally accrued at 200% of target amounts. In addition, travel expenses increased by $1.5 million and marketing spend increased by $2.8 million due primarily to the investments in Americas and EMEA in key tradeshows and other marketing programs.
Research and Development

	Three Months Ended September 30,		Change
(in millions)	2022	2021	Amount	%
Research and development	$2.2	$1.9	$0.3	15.3%
As a percentage of net sales	2.4%	2.8%
Research and development expense for the three months ended September 30, 2022 increased $0.3 million, or 15.3%, compared to the three months ended September 30, 2021. The increase was primarily due to increased spend in personnel of $0.3 million and certain product write-offs during the period.
General and Administrative

	Three Months Ended September 30,		Change
(in millions)	2022	2021	Amount	%
General and administrative	$23.8	$19.2	$4.6	23.9%
As a percentage of net sales	26.8%	28.2%
General and administrative expense for the three months ended September 30, 2022 increased $4.6 million, or 23.9%, compared to the three months ended September 30, 2021. This increase is primarily attributable to an increase of $0.3 million in stock-based compensation and $2.6 million in recruiting and other professional fees. The increase in general and administrative expense was partially offset by a $2.9 million reduction in the accrual for estimated bonus expenses, which were originally accrued at 200% of target amounts.
Other (Income) Expense, Net and Income Tax (Benefit) Expense

	Three Months Ended September 30,		Change
(in millions)	2022	2021	Amount	%
Other (income) expense, net	$(3.5)	$210.8	$(214.3)	(101.6)%
Income tax (benefit) expense	$(0.8)	$(1.1)	$0.3	(27.3)%
Other income, net was $3.5 million for the three months ended September 30, 2022 compared to other expense of $210.8 million for the three months ended September 30, 2021. The change was primarily driven by the changes in the fair values of our warrants and earn-out shares issued on July 15, 2021. During the three months ended September 30, 2022 the Company recognized other income of $4.3 million due to the change in the fair value of the warrant liabilities compared to an expense of $199.3 million for the three months ended September 30, 2021. In addition, during the three months ended September 30, 2021 the Company recognized a $10.6 million expense for the change in the fair value of the earn-out shares liability.

Comparison of Nine Months Ended September 30, 2022 to Nine Months Ended September 30, 2021

The following tables set forth our consolidated results of operations in dollars and as a percentage of net sales for the periods presented. The period-to-period comparisons of our historical results are not necessarily indicative of the results that may be expected in the future. The results of operations data for the three and nine months ended September 30, 2022 and September 30, 2021 have been derived from the condensed consolidated financial statements included elsewhere in this Form 10-Q. Amounts and percentages may not foot due to rounding.

	Nine Months Ended September 30,
(in millions)	2022	% of Net Sales	2021	% of Net Sales
Net sales	$267.7	100.0%	$182.2	100.0%
Cost of sales	82.6	30.8	57.1	31.4
Gross profit	185.2	69.2	125.1	68.6
Operating expenses
Selling and marketing	121.1	45.2	74.5	40.9
Research and development	7.0	2.6	6.3	3.5
General and administrative	77.6	29.0	73.6	40.4
Total operating expenses	205.7	76.8	154.5	84.8
Loss from operations	(20.5)	(7.7)	(29.4)	(16.2)
Other (income) expense, net	(63.0)	(23.5)	331.7	182.0
Income (loss) before provision for income tax	42.4	15.9	(361.1)	(198.2)
Income tax expense (benefit)	1.9	0.7	(3.3)	(1.8)
Net income (loss)	$40.6	15.2%	$(357.8)	(196.4)%
Net Sales

	Nine Months Ended September 30,		Change
(in millions)	2022	2021	Amount	%
Net sales
Delivery Systems	$155.5	$96.8	$58.7	60.7%
Consumables	112.2	85.4	26.8	31.4%
Total net sales	$267.7	$182.2	$85.5	47.0%
Percentage of net sales
Delivery Systems	58.1%	53.1%
Consumables	41.9%	46.9%
Total	100.0%	100.0%

Total net sales for the nine months ended September 30, 2022 increased $85.5 million, or 47.0%, compared to the nine months ended September 30, 2021. Delivery Systems sales for the nine months ended September 30, 2022 increased $58.7 million, or 60.7%, compared to the nine months ended September 30, 2021. Net sales for the nine months ended September 30, 2021 increased primarily due to strength in Delivery Systems sales. Consumables sales for the nine months ended September 30, 2022 increased $26.8 million, or 31.4%, compared to the nine months ended September 30, 2021. The increase in Consumables sales was primarily attributable to increased placements of delivery systems and the adjoining consumption of consumables during the nine months ended September 30, 2022.

Cost of Sales, Gross Profit, and Gross Margin

	Nine Months Ended September 30,		Change
(in millions)	2022	2021	Amount	%
Cost of sales	$82.6	$57.1	$25.5	44.5%
Gross profit	$185.2	$125.1	$60.1	48.1%
Gross margin	69.2%	68.6%

Gross margin improved to 69.2% during the nine months ended September 30, 2022, driven by fixed cost leverage associated with higher volume and stronger realized delivery systems pricing, and a one-time write-off primarily related to the discontinued Glow & Go pilot program, partly offset by headwinds from global supply chain challenges, inflationary pressures and foreign exchange rates.

Selling and Marketing

	Nine Months Ended September 30,		Change
(in millions)	2022	2021	Amount	%
Selling and marketing	$121.1	$74.5	$46.6	62.4%
As a percentage of net sales	45.2%	40.9%

Selling and marketing expense for the nine months ended September 30, 2022 increased $46.6 million, or 62.4%, compared to the nine months ended September 30, 2021. Compared to the nine months ended September 30, 2021 the year-over-year increase was due to an increase in sales commissions of $4.1 million, an increase in personnel-related expenses of $12.8 million, and an increase of stock-based compensation expense of $7.0 million. The increase in personnel-related expenses was partially offset by a $2.6 million reduction in the accrual for estimated bonus expenses, which were originally accrued at 200% of target amounts. Personnel-related training and travel expenses increased by $6.1 million due to the launch of Syndeo and advertising/promotional spend increased by $10.5 million due to investments in Americas and EMEA in key tradeshows and other marketing programs.

Research and Development

	Nine Months Ended September 30,		Change
(in millions)	2022	2021	Amount	%
Research and development	$7.0	$6.3	$0.7	10.7%
As a percentage of net sales	2.6%	3.5%

Research and development expense for the nine months ended September 30, 2022 increased $0.7 million, or 10.7%, compared to the nine months ended September 30, 2021. The increase was primarily due to additional personnel-related expense which increased by $2.3 million year-over-year. There were additional investments into our data infrastructure which increased by $1.2 million, offset by a $3.5 million decrease in Syndeo research and development expenses.

General and Administrative

	Nine Months Ended September 30,		Change
(in millions)	2022	2021	Amount	%
General and administrative	$77.6	$73.6	$4.0	5.4%
As a percentage of net sales	29.0%	40.4%

General and administrative expense for the nine months ended September 30, 2022 increased $4.0 million, or 5.4%, compared to the nine months ended September 30, 2021. This increase is primarily attributable to an increase of $5.1 million in stock-based compensation, $5.6 million in personnel-related expenses, $7.7 million in recruiting and other professional fees, $2.7 million in legal fees, and $1.4 million in director and officer insurance, partially offset by a decrease in transaction costs of $28.4 million related to the consummation of the Business Combination. The increase in personnel-related expenses was partially offset by a $2.9 million reduction in the accrual for estimated bonus expenses, which were originally accrued at 200% of target amounts.

Other (Income) Expense, Net and Income Tax Provision

	Nine Months Ended September 30,		Change
(in millions)	2022	2021	Amount	%
Other (income) expense, net	$(63.0)	$331.7	$(394.7)	(119.0)%
Income tax expense (benefit)	$1.9	$(3.3)	$5.2	(156.6)%

Other income, net, was $63.0 million for the nine months ended September 30, 2022 compared to other expense of $331.7 million for the nine months ended September 30, 2021. The change was primarily driven by the changes in the fair values of our warrant liabilities and earn-out share liabilities which were issued on July 15, 2021. During the nine months ended

September 30, 2022, the Company recognized other income of $71.5 million due to the change in the fair value of the warrant liabilities versus a $271.3 million expense for nine months ended September 30, 2021. In addition, during the nine months ended September 30, 2021 the Company recognized a $47.1 million expense for the change in the fair value of the earn-out shares liability.

Liquidity and Capital Resources

Our primary sources of capital have been funded by (i) cash flow from operating activities, (ii) net proceeds received from the consummation of the Business Combination, (iii) net proceeds received from the Notes (as defined below), and (iv) net proceeds received from the exercise of Public and Private Placement Warrants. As of September 30, 2022, we had cash and cash equivalents of approximately $684.2 million. A revolving credit facility of $50 million is also available as a source of capital. As of September 30, 2022, the revolving credit facility remains undrawn and there is no outstanding balance thereunder.

Our operating cash flows result primarily from cash received from sales of delivery systems and consumables, offset primarily by cash payments made for products and services, employee compensation, payment processing and related transaction costs, operating leases, marketing expenses, and interest payments on our long-term obligations. Cash received from our customers and other activities generally corresponds to our net sales.

Our sources of liquidity and cash flows are used to fund ongoing operations, research and development projects for new products, services, and technologies, and provide ongoing support services for our providers and customers. Over the next year, we anticipate that we will use our liquidity and cash flows from our operations to fund our growth. In addition, as part of our business strategy, we occasionally evaluate potential acquisitions of businesses and products and technologies. Accordingly, a portion of our available cash may be used at any time for the acquisition of complementary products, services, or businesses. Such potential transactions may require substantial capital resources, which may require us to seek additional debt or equity financing. We cannot assure you that we will be able to successfully identify suitable acquisition candidates, complete acquisitions, integrate acquired businesses into our current operations, or expand into new markets. Furthermore, we cannot provide assurances that additional financing will be available to us in any required time frame and on commercially reasonable terms, if at all.

We expect capital expenditures of up to $20.0 million for the year ending December 31, 2022. Based on our sources of capital (including the cash consideration received from the consummation of the Business Combination and the cash received from the issuance of the Notes), management believes that we have sufficient liquidity to satisfy our anticipated working capital requirements for our ongoing operations and obligations for at least the next twelve months. However, we will continue to evaluate our capital expenditure needs based upon factors including but not limited to our rate of revenue growth, potential acquisitions, the timing and amount of spending on research and development, growth in sales and marketing activities, the timing of new product launches, timing and investments needed for international expansion, the continuing market acceptance of the Company’s products and services, expansion, and overall economic conditions.

If cash generated from operations is insufficient to satisfy our capital requirements, we may have to sell additional equity or debt securities or obtain expanded credit facilities to fund our operating expenses. The sale of additional equity would result in additional dilution to our stockholders. Also, the incurrence of additional debt financing would result in debt service obligations and the instruments governing such debt could provide for operating and financing covenants that would restrict our operations. In the event such additional capital is needed in the future, there can be no assurance that such capital will be available to us, or, if available, that it will be in amounts and on terms acceptable to us. If we cannot raise additional funds when we need or want them, our operations and prospects could be negatively affected. However, if cash flows from operations become insufficient to continue operations at the current level, and if no additional capital were obtained, then management would restructure the Company in a way to preserve our business while maintaining expenses within operating cash flows.

Credit Agreement

On December 30, 2021, Hydrafacial LLC, a California limited liability company f.k.a. Edge Systems LLC (the “Borrower”) and an indirect wholly owned subsidiary of The Beauty Health Company, as borrower, entered into a Credit Agreement (the “Credit Agreement”) with Edge Systems Intermediate LLC, an indirect wholly owned subsidiary of the Company and the direct parent of the Borrower that holds the Company’s foreign and domestic operating entities, and The Hydrafacial Company Mexico Holdings, LLC, a direct wholly owned subsidiary of the Borrower that conducts the Mexican business operations, as guarantors (the “Guarantors” and, together with the Borrower, the “Loan Parties”), and JPMorgan Chase Bank, N.A., as administrative agent.

The Credit Agreement provides for a $50 million revolving credit facility with a maturity date of December 30, 2026. In addition, the Borrower has the ability from time to time to increase the revolving commitments or enter into one or more tranches of term loans up to an additional aggregate amount not to exceed $50 million, subject to receipt of lender commitments and certain conditions precedent. As of September 30, 2022, the Credit Agreement remains undrawn and there is no outstanding balance under the revolving credit facility.

Borrowings under the Credit Agreement are secured by certain collateral of the Loan Parties and are guaranteed by the Guarantors, each of whom will derive substantial benefit from the revolving credit facility. In specified circumstances, additional guarantors are required to be added. The Credit Agreement contains various restrictive covenants subject to certain exceptions, including limitations on the Borrower’s ability to incur indebtedness and certain liens, make certain investments, become liable under contingent obligations in certain circumstances, make certain restricted payments, make certain dispositions within guidelines and limits, engage in certain affiliate transactions, alter its fundamental business or make certain fundamental changes, and requirements to maintain financial covenants, including maintaining a leverage ratio of no greater than 3.00 to 1.00 and maintaining a fixed charge coverage ratio of not less than 1.15 to 1.00.

The leverage ratio also determines pricing under the Credit Agreement. At the Borrower’s option, borrowings under the revolving credit facility accrue interest at a rate equal to either LIBOR or a specified base rate plus an applicable margin. The applicable margin is linked to the leverage ratio. The margins range from 2.00% to 2.50% per annum for LIBOR loans and 1.00% to 1.50% per annum for base rate loans. The revolving credit facility is subject to a commitment fee payable on the unused revolving credit facility commitments ranging from 0.25% to 0.35%, depending on the Borrower’s leverage ratio. As of September 30, 2022 the Company’s unused commitment rate was 0.25%. The Borrower is also required to pay certain fees to the administrative agent and letter of credit issuers under the revolving credit facility. During the term of the revolving credit facility, the Borrower may borrow, repay and re-borrow amounts available under the revolving credit facility, subject to voluntary reductions of the swing line, letter of credit and revolving credit commitments.

Convertible Senior Notes

On September 14, 2021, we issued $750 million aggregate principal amount of Notes in a private placement to qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933, as amended. The Notes were issued pursuant to, and are governed by, an indenture, dated as of September 14, 2021, between the Company and U.S. Bank National Association, as trustee. The Notes accrue interest at a rate of 1.25% per annum, payable semi-annually in arrears on April 1 and October 1 of each year, beginning on April 1, 2022. The Notes will mature on October 1, 2026, unless earlier repurchased, redeemed or converted. Before April 1, 2026, noteholders have the right to convert their Notes only upon the occurrence of certain events. From and after April 1, 2026, noteholders may convert their Notes at any time at their election until the close of business on the second scheduled trading day immediately before the maturity date. We will settle conversions by paying or delivering, as applicable, cash, shares of our Class A Common Stock or a combination of cash and shares of our Class A Common Stock, at our election. The initial conversion rate is 31.4859 shares of Class A Common Stock per $1,000 principal amount of Notes, which represents an initial conversion price of approximately $31.76 per share of Class A Common Stock. We used $90.2 million of the net proceeds from the sale of the Notes to fund the cost of entering into capped call transactions. The net proceeds from the issuance of the Notes were approximately $638.7 million, net of capped call transaction costs of $90.2 million and debt issuance costs totaling $21.3 million. See Note 10 - Debt, to the Notes to the Condensed Consolidated Financial Statements included elsewhere in this report.

Capped Call Transactions

Capped call transactions cover the aggregate number of shares of our Class A Common Stock that will initially underlie the Notes, and generally reduce potential dilution to our common stock upon any conversion of Notes and/or offset any cash payments we may make in excess of the principal amount of the converted Notes, as the case may be, with such reduction and/or offset subject to a cap, based on the cap price of the capped call transactions. See Note 2 - Summary of Significant Accounting Policies, to the Notes to Consolidated Financial Statements included elsewhere in this report.

Contractual Obligations and Other Commercial Commitments

As of September 30, 2022, our material contractual obligations are approximately $37.5 million in interest-only payments related to the Notes, the Notes of $750 million, and $16.4 million in lease obligations.

Known Trends or Uncertainties

The majority of our customers are in the medical, (dermatologists and plastic surgeons), aesthetician, and beauty retail industry. Although we have not seen any significant reduction in revenues to date due to consolidations, we have seen some consolidation in our industry during economic downturns. These consolidations have not had a negative effect on our total sales; however, should consolidations and downsizing in the industry continue to occur, those events could adversely impact our revenues and earnings going forward.

Furthermore, during the nine months ended September 2022, we have experienced global supply chain disruptions and a significant inflationary impact, including higher interest rates and capital costs, increased shipping costs, supply shortages, increased costs of labor and strengthened U.S. dollar. In particular, we have seen increased costs associated with our global operations in foreign countries as a result of weakening exchange rates, as our international sales are primarily denominated in the local currency of such foreign country. Also, as a result of the invasion of Ukraine by Russia, we stopped selling and shipping products into our distributor in Russia, which has negatively impacted our overall net sales in the EMEA region. These impacts have created headwinds for our products and profits that we expect to continue through the remainder of the year.

In addition, the extent to which the uncertainty around the timing, speed and recovery from the adverse impacts of the COVID-19 pandemic impacts our business going forward will depend on numerous factors we cannot reliably predict, including further governmental actions in the countries in which we operate, such as China’s ongoing zero COVID policy, and the other macro challenges we are facing, as well as the impact of any governmental actions on the economy, including the possibility of recession or financial market instability. These factors may adversely impact consumer, business, and government spending as well as customers' ability to pay for our products and services on an ongoing basis.

As a result, if economic and social conditions or the degree of uncertainty or volatility worsen, or the adverse conditions previously described are further prolonged, our growth rate could be affected by consolidation and downsizing in the medical, esthetician, and beauty retail industry. We are continuing to monitor these and other risks that may affect our business so that we can respond appropriately.

Off-Balance Sheet Arrangements

We do not maintain any off-balance sheet arrangements, transactions, obligations or other relationships with unconsolidated entities that would be expected to have a material current or future effect upon our financial condition or results of operations.

Cash Flows

The following table summarizes the activities from our statements of cash flows. Amounts may not foot due to rounding.

	Nine Months Ended September 30,
(in millions)	2022	2021
Cash and cash equivalents at beginning of period	$901.9	$9.5
Operating activities:
Net income (loss)	40.6	(357.8)
Non-cash adjustments	(20.7)	343.5
Changes in working capital	(121.1)	(17.4)
Net cash flows (used in) provided by operating activities	(101.2)	(31.6)
Net cash flows (used in) provided by investing activities	(16.0)	(29.2)
Net cash flows (used in) provided by financing activities	(102.8)	770.8
Net change in cash and cash equivalents	(220.0)	710.0
Effect of foreign currency translation	2.3	(0.8)
Cash and cash equivalents at end of period	$684.2	$718.6

Operating Activities

Net cash used in operating activities of $101.2 million for the nine months ended September 30, 2022 was primarily due to investment in inventory in relation to the global launch of Syndeo Delivery Systems, combined with a corresponding shift in the average collection period of receivables related to increased payment plan participation on delivery systems globally, as well as continued investments globally in people and systems to fuel future growth. The net income of $40.6 million was driven by non-cash adjustments of $20.7 million, with the largest adjustment being the fair value adjustment to warrant liabilities. The decrease in working capital of $121.1 million was primarily due to the increase in accounts receivable of $40.6 million and the increase in inventory of $69.3 million.

Net cash used in operating activities of $31.6 million for the nine months ended September 30, 2021 was primarily due to an increase in accounts receivable of $17.3 million. The net loss of $357.8 million was driven by non-cash adjustments of $343.5 million, primarily related to fair value adjustments to earn-out shares and warrant liabilities, and a decrease in working capital of $17.4 million.

Investing Activities

Cash used in investing activities for the nine months ended September 30, 2022 of $16.0 million was primarily related to $9.9 million in capital expenditures for property and equipment, $1.5 million in capital expenditures for the asset acquisition of Mxt and related developed technology, and $4.7 million in capitalized software.

Cash used in investing activities for the nine months ended September 30, 2021 of $29.2 million was primarily related to our business acquisitions of distributors in Australia, Germany, Mexico and France with cash paid of $22.9 million, net of cash acquired, $4.9 million in capital expenditures and $2.2 million in capitalized software.

Financing Activities

There was $102.8 million used in financing activities for the nine months ended September 30, 2022 of which $100.0 million was used in relation to the accelerated stock repurchase and $2.8 million in relation to the distributor acquisitions of Wigmore and Sidermica. The Company did not withdraw from the line of credit and there were no transactions related to the warrants during the nine months ended September 30, 2022.

Net cash from financing activities of $770.8 million for the nine months ended September 30, 2021 was primarily related to proceeds received from the issuance of convertible senior notes and the Business Combination. The proceeds were offset by the payoff of long-term debt of $225.5 million and costs from our issuance of convertible senior notes.

Critical Accounting Policies and Estimates

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with GAAP. In preparing the consolidated financial statements, we make estimates and judgments that affect the reported amounts of assets, liabilities, stockholders’ equity/deficit, revenue, expenses, and related disclosures. We re-evaluate our estimates on an on-going basis. Our estimates are based on historical experience and on various other assumptions that we believe to be reasonable under the circumstances. Because of the uncertainty inherent in these matters, actual results may differ from these estimates and could differ based upon other assumptions or conditions.

There has been no change to our critical accounting policies as included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2021.

Recent Accounting Pronouncements

See Note 2 of the notes to our Condensed Consolidated Financial Statements in the section titled “Summary of Significant Accounting Policies” in our Note 2 to our condensed consolidated financial statements included elsewhere in this Quarterly Report on Form 10-Q for a discussion about new accounting pronouncements adopted and not yet adopted.

Non-GAAP Financial Measures
In addition to our results determined in accordance with accounting principles generally accepted in the United States of America (GAAP), management utilizes certain non-GAAP performance measures, adjusted net income (loss), adjusted EBITDA (loss), adjusted EBITDA margin, adjusted gross profit, and adjusted gross margin, for purposes of evaluating our ongoing operations and for internal planning and forecasting purposes. We believe that these non-GAAP operating measures, when reviewed collectively with our GAAP financial information, provide useful supplemental information to investors in assessing our operating performance.

Adjusted Net Income (Loss), Adjusted EBITDA and Adjusted EBITDA Margin

Adjusted net income (loss), adjusted EBITDA and adjusted EBITDA margin are key performance measures that we use to assess our operating performance. Because adjusted net income (loss), adjusted EBITDA and adjusted EBITDA margin facilitate internal comparisons of our historical operating performance on a more consistent basis, we use these measures for business planning purposes.

We also believe this information will be useful for investors to facilitate comparisons of our operating performance and better identify trends in our business. We expect adjusted EBITDA margin to increase over the long-term as we continue to scale our business and achieve greater operating leverage.

We calculate adjusted net income (loss) as net income (loss) adjusted to exclude: change in fair value of Public and Private Placement Warrants, change in fair value of earn-out shares liability, other expense (income), net; amortization expense; stock-based compensation expense; management fees incurred from our historical private equity owners; one-time or non-recurring items such as transaction costs (including transactions costs with respect to the Business Combination); restructuring costs (including those associated with COVID-19) and the aggregate adjustment for income taxes for the tax effect of the adjustments described above.

We calculate adjusted EBITDA as net income (loss) adjusted to exclude: change in fair value of Public and Private Placement Warrants, change in fair value of earn-out shares liability, other expense (income), net; interest expense; income tax benefit (expense); depreciation and amortization expense; stock-based compensation expense; foreign currency (gain) loss; management fees incurred from our historical private equity owners; one-time or non-recurring items such as transaction costs (including transactions costs with respect to the Business Combination); and restructuring costs (including those associated with COVID-19).

The following table reconciles our net income (loss) to adjusted net income (loss) and adjusted EBITDA for the periods indicated:

	Three months ended September 30,		Nine months ended September 30,
Unaudited (in thousands)	2022	2021	2022	2021
Net income (loss)	$131	$(215,145)	$40,569	$(357,797)
Adjusted to exclude the following:
Change in fair value of warrant liability	(4,284)	199,306	(71,521)	271,333
Change in fair value of earn-out shares liability	—	10,575	—	47,100
Amortization expense	3,937	3,521	11,588	9,373
Loss on disposal of assets	4,697	—	4,697	—
Stock-based compensation expense	7,449	5,082	20,876	8,624
Other (income) expense	(2,509)	(24)	(3,230)	4,290
Management fees (1)	—	—	—	209
Transaction related costs (2)	—	1,156	3,025	32,313
Other non-recurring and one-time fees (3)	2,595	452	6,452	590
Aggregate adjustment for income taxes	(4,021)	(2,437)	(10,744)	(13,252)
Adjusted net income (loss)	$7,995	$2,486	$1,713	$2,783
Depreciation expense	2,001	1,028	5,269	2,446
Interest expense	3,380	530	9,997	8,289
Foreign currency (gain) loss, net	(38)	431	1,800	663
Remaining benefit for income taxes	3,200	1,325	$12,614	$10,032
Adjusted EBITDA	$16,538	$5,800	$31,393	$24,213
Adjusted EBITDA margin	18.6%	8.5%	11.7%	13.3%
___________________
(1)    Represents quarterly management fees paid to the majority shareholder of Hydrafacial based on a pre-determined formula. Following the Business Combination, these fees are no longer paid.
(2)    For the nine months ended September 30, 2022, such amounts primarily represent direct costs incurred in relation to potential acquisitions. For the three months ended September 30, 2021, such amounts primarily represent direct costs incurred in relation to potential acquisitions. For the nine months ended September 30, 2021, such amounts primarily represent direct costs incurred in relation to potential acquisitions, direct costs incurred with the Business Combination and to prepare Hydrafacial to be marketed for sale by Hydrafacial’s shareholders in previous periods.
(3)    For the three months ended September 30, 2022, such costs primarily represent a write-off related to the discontinued Glow & Go pilot program. For the nine months ended September 30, 2022, such costs include the re-organization severance, other personnel costs related to executive recruiting, executive severance, a loss on fixed asset and Glow & Go-related write-offs and a CEO sign-on bonus.

Adjusted Gross Profit and Adjusted Gross Margin

We use adjusted gross profit and adjusted gross margin to measure profitability and the ability to scale and leverage the costs of Delivery Systems and Consumables. The continued growth of Delivery Systems is expected to improve adjusted gross margin, as additional Delivery Systems sold will increase our recurring Consumables net sales, which has higher margins.

We believe adjusted gross profit and adjusted gross margin are useful measures to us and to our investors to assist in evaluating our operating performance because they provide consistency and direct comparability with past financial performance and between fiscal periods, as the metric eliminates the effects of amortization and depreciation and stock-based compensation expense, which are non-cash expenses that may fluctuate for reasons unrelated to overall continuing operating performance. Adjusted gross margin has been and will continue to be affected by a variety of factors, including the product mix, geographic mix, direct vs. indirect mix, the average selling price on Delivery Systems, and new product launches. We expect our adjusted gross margin to fluctuate over time depending on the factors described above.
The following table reconciles gross profit to adjusted gross profit for the periods indicated. Amounts and percentages may not foot due to rounding:

	Three Months Ended September 30,		Nine Months Ended September 30,
(in thousands)	2022	2021	2022	2021
Net sales	$88,792	$68,147	$267,743	$182,197
Cost of sales	27,217	22,072	82,577	57,131
Gross profit	$61,575	$46,075	$185,166	$125,066
Gross margin	69.3%	67.6%	69.2%	68.6%
Adjusted to exclude the following:
Write-off of discontinued product (1)	$2,048	$—	$2,048	$—
Stock-based compensation expense included in cost of sales	191	70	624	222
Depreciation and amortization expense included in cost of sales	2,833	2,589	8,457	7,747
Adjusted gross profit	$66,647	$48,734	$196,295	$133,035
Adjusted gross margin	75.1%	71.5%	73.3%	73.0%
___________________
(1)    Represents a one-time write-off primarily related to the discontinued Glow & Go pilot program.

Item 3. Quantitative and Qualitative Disclosures About Market Risk.

Interest Rate Risk

We had cash and cash equivalents of approximately $684.2 million as of September 30, 2022. We do not enter into investments for trading or speculative purposes. We have not been exposed, nor do we anticipate being exposed to material risks due to changes in interest rates. A hypothetical 10% increase in interest rates during any of the periods presented would not have had a material impact on our consolidated financial statements.

We are primarily potentially exposed to changes in short-term interest rates with respect to our cost of borrowing under our Credit Agreement, from which we have yet to draw on. Our debt obligations related to the Notes are long-term in nature with fixed interest rates. We monitor our cost of borrowing, taking into account our funding requirements, and our expectations for short-term rates in the future. A hypothetical 10% change in the interest rate on our Credit Agreement for all periods presented would not have a material impact on our consolidated financial statements.

Foreign Currency Risk

Our reporting currency is the U.S. dollar. Due to our international operations, we have foreign currency risks related to revenue and operating expenses denominated in currencies other than the U.S. dollar, primarily the China Renminbi, British pound, Euro and, Australian dollar. Our international sales contracts are primarily denominated in the local currency of the customer making the purchase. In addition, a portion of our operating expenses are incurred outside the United States and are denominated in foreign currencies. Increases in the relative value of the U.S. dollar to other currencies (e.g. unfavorable movement in the exchange rate between the U.S. dollar and the currencies in which we conduct sales in foreign countries) will negatively affect our revenue and net operating results as expressed in U.S. dollars.

We have experienced and may continue to experience fluctuations in net loss as a result of transaction gains or losses related to remeasuring certain current asset and current liability balances denominated in currencies other than the functional currency of the entities in which they are recorded. We have not engaged in the hedging of foreign currency transactions to date, although we may choose to do so in the future.

While we are not currently contractually obligated to pay increased costs due to changes in exchange rates, to the extent that exchange rates move unfavorably for our suppliers, they may seek to pass these additional costs on to us, which could have a material impact on our gross margins. Our operating results and cash flows are, therefore, subject to fluctuations due to changes in foreign currency exchange rates.

Inflation Risk

Inflation has the potential to adversely affect our liquidity, business, financial condition, and results of operations by increasing our overall cost structure, particularly if we are unable to achieve commensurate increases in the prices we charge our customers. The existence of inflation in the economy has resulted in, and may continue to result in, higher interest rates and capital costs, shipping costs, supply shortages, increased costs of labor, weakening exchange rates, and other similar effects. While it is difficult to accurately measure the impact of inflation due to the imprecise nature of the estimates required, we have experienced the effects of inflation during the periods covered by this quarterly report on our results of operations and financial condition, and we expect to experience additional effects such as additional cost increases in the near future if inflation continues to persist. Additionally, because we purchase materials from our suppliers, we may be adversely impacted by their inability to adequately mitigate inflationary, industry, or economic pressures.

Furthermore, although we may take measures to mitigate the impact of this inflation, if these measures are not effective, our business, financial condition, results of operations, and liquidity could be materially adversely affected. Even if such measures are effective, there could be a difference between the timing of when these beneficial actions impact our results of operations and when the cost of inflation is incurred.

Item 4. Controls and Procedures.

Evaluation of Disclosure Controls and Procedures

Disclosure controls and procedures are designed to ensure that information required to be disclosed by us in our Exchange Act reports is recorded, processed, summarized, and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to our management, including our principal executive officer and principal financial officer or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

As required by Rules 13a-15 and 15d-15 under the Exchange Act, our Chief Executive Officer and Chief Financial Officer carried out an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as of September 30, 2022. Based upon their evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, due to the material weaknesses that existed as of December 31, 2020 and continued to exist as of September 30, 2022, our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) were not effective.

This was accordingly disclosed in our Annual Report on Form 10-K for the year ended December 31, 2021, Form 10-K/A for the year ended December 31, 2020 and in our Definitive Proxy Statement filed on April 7, 2021.

Previously Identified Material Weaknesses in Internal Control over Financial Reporting

In connection with the audit of Hydrafacial as of and for the year ended December 31, 2020, we previously identified material weaknesses in our internal control over financial reporting. The material weaknesses were related to segregation of duties, including the review and approval of journal entries, our lack of sufficient accounting resources and the lack of a formalized risk assessment process. These material weaknesses may not allow for us to have proper segregation of duties and the ability to close our books and records and report our results on a timely basis.

In response to the material weaknesses, management completed the following remediation actions:

•We established a formal risk assessment process to identify and evaluate risks relevant to financial reporting objectives
•We implemented segregation of duties around the approval of journal entries and accounting processes
•We implemented a training program addressing internal control over financial reporting, including educating control owners regarding the requirements of each control

We determined that the material weakness around lack of sufficient accounting resources continued to exist as of December 31, 2021. This material weakness may not allow for us to have proper segregation of duties and the ability to close our books and report our results on a timely basis.

We have begun the process of, and we are focused on, designing and implementing effective internal controls measures to improve our internal control over financial reporting and remediate the material weakness. Our efforts include a number of actions:

•We are actively recruiting additional personnel, in addition to engaging and utilizing third party consultants and specialists to supplement our internal resources and segregate key functions within our business processes, if appropriate;
•We are designing and implementing additional review procedures within our accounting and finance department to provide more robust and comprehensive internal controls over financial reporting that address the relative financial statement assertions and risks of material misstatement within our business processes;
•We are designing and implementing information technology and application controls in our financially significant systems to address our relative information processing objectives

While these actions and planned actions are subject to ongoing management evaluation and will require validation and testing of the design and operating effectiveness of internal controls over a sustained period of financial reporting cycles, we are committed to the continuous improvement of our internal controls over financial reporting and will continue to diligently review our internal control over financial reporting.

Changes in Internal Control over Financial Reporting

Other than the remediation efforts described in this Item 4, there have been no changes in our internal control over financial reporting during the quarter ended September 30, 2022 covered by this Quarterly Report on Form 10-Q that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

PART II— OTHER INFORMATION

Item 1. Legal Proceedings.

For a description of our material pending legal proceedings, see Note 13, Commitments and Contingencies, to our consolidated financial statements included in Part I, Item 1 of this Quarterly Report on Form 10-Q.

Item 1A. Risk Factors

Please carefully consider the information set forth in this Quarterly Report on Form 10-Q and the risk factors discussed in Part I, “Item 1A. Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2021, filed with the SEC on March 1, 2022 (the “Annual Report”) and Part II “Item 1A. Risk Factors” in our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2022 (the “2022 Quarterly Report”), which could materially affect our business, financial condition, or future results. The risks described in our Annual Report and the 2022 Quarterly Report, as well as other risks and uncertainties, could materially and adversely affect our business, results of operations, and financial condition, which in turn could materially and adversely affect the trading price of shares of our Class A Common Stock. Except as set forth below, there have been no material updates or changes to the risk factors previously disclosed in our Annual Report and 2022 Quarterly Reports; provided, however, additional risks not currently known or currently material to us may also harm our business.

There can be no assurance that we will continue to repurchase our shares of Class A Common Stock at all or that we will repurchase shares of Class A Common Stock at favorable prices.

On September 26, 2022, the Company’s board of directors approved a common stock repurchase program pursuant to which the Company may repurchase up to $200 million of its outstanding shares of Class A Common Stock, and as of September 30, 2022, the remaining value of shares that may be repurchased pursuant to such program was $100 million. On September 27, 2022, the Company entered into an accelerated share repurchase agreement with JPMorgan Chase Bank, National Association to repurchase an aggregate of up to $100.0 million of the Company’s Class A Common Stock. Our intent to continue to repurchase our shares is subject to capital availability and periodic determinations by our board of directors that share repurchases are in the best interest of our stockholders and are in compliance with all laws and agreements applicable to the declaration and payment of the repurchasing of shares by us. Future share repurchases may also be affected by, among other factors, our views on potential future capital requirements for investments in acquisitions and the funding of our research and development; legal risks; changes in federal, state, and international tax laws or corporate laws; contractual restrictions, such as financial or operating covenants in our debt arrangements; availability of onshore cash flow; and changes to our business model. We can provide no assurance that we will continue to repurchase shares of our Class A Common Stock at favorable prices, if at all.

Item 2. Unregistered Sales of Equity Securities and Use of Proceeds.

Purchase of Equity Securities by Issuer and Affiliated Purchasers

The following table presents information related to our purchases of the Company's Class A Common Stock during the quarter ended September 30, 2022:

Period	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of a Publicly Announced Plan or Program (1)	Maximum Approximate Dollar Value of Shares that May Yet Be Purchased Under Publicly Announced Plan or Program (1)
July 1, 2022 through July 30, 2022	—	NA	NA	NA
August 1, 2022 through August 31, 2022	—	NA	NA	NA
September 1, 2022 through September 30, 2022	7,692,308	$10.40	7,692,308	$120,000,000
Total	7,692,308		7,692,308	$120,000,000

(1) On September 26, 2022, the Company’s Board of Directors approved a share repurchase program (“Share Repurchase Program”) that authorizes the repurchase of up to $200.0 million of shares of the Company’s Class A common stock. Under the Share Repurchase Program, repurchases can be made from time to time using a variety of methods, which may include open market purchases, privately negotiated transactions, accelerated share repurchase programs, or otherwise, all in accordance with the requirements of the Securities and Exchange Commission and other applicable legal requirements. The specific timing, price and size of purchases will depend on prevailing stock prices, general economic and market conditions, and other considerations. The Share Repurchase Program does not obligate the Company to acquire any particular amount of its Class A common stock, and the Share Repurchase Program may be suspended or discontinued at any time at the Company’s discretion.

Item 3. Defaults Upon Senior Securities.
None.

Item 4. Mine Safety Disclosures.
Not Applicable.

Item 5. Other Information.
None.

Item 6. Exhibits

The following exhibits are filed as part of, or incorporated by reference into, this Quarterly Report on Form 10-Q.

EXHIBIT INDEX
No.	Description of Exhibit	Form	File No.	Exhibit	Filing Date	Filed Herewith
2.1	Agreement and Plan of Merger, dated as of December 8, 2020, by and among Vesper Healthcare Acquisition Corp., Hydrate Merger Sub I, Inc., Hydrate Merger Sub II, LLC, LCP Edge Intermediate, Inc. and LCP Edge Holdco, LLC, in its capacity as the Stockholders’ Representative	8-K	001-39565	2.1	December 9, 2020
3.1	Second Amended and Restated Certificate of Incorporation of The Beauty Health Company	8-K	001-39565	3.1	May 10, 2021
3.2	Amended and Restated Bylaws of The Beauty Health Company	8-K	001-39565	3.2	May 10, 2021
4.1	Indenture, dated as of September 14, 2021, between The Beauty Health Company and U.S. Bank National Association, as trustee	8-K	001-39565	4.1	September 14, 2021
4.2	Form of certificate representing the 1.25% Convertible Senior Notes due 2026 (included as Exhibit A to Exhibit 4.1)	8-K	001-39565	4.2	September 14, 2021
10.1	Master Confirmation - Uncollared Accelerated Share Repurchase, dated as of September 27, 2022, between JPMorgan Chase Bank, National Association and The Beauty Health Company	8-K	001-39565	10.1	September 27, 2022
10.2***	Separation Agreement, dated as of August 3, 2022, between Hydrafacial LLC and Indra Pamamull					X
31.1*	Certification of Principal Executive Officer Pursuant to Securities Exchange Act Rules 13a-14(a), as adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002					X
31.2*	Certification of Principal Financial Officer Pursuant to Securities Exchange Act Rules 13a-14(a), as adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002					X
32.1*	Certification of Principal Executive Officer Pursuant to 18 U.S.C. Section 1350, as adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002					X
32.2*	Certification of Principal Financial Officer Pursuant to 18 U.S.C. Section 1350, as adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002					X
101.INS**	Inline XBRL Instance Document					X
101.SCH**	Inline XBRL Taxonomy Extension Schema Document					X
101.CAL**	Inline XBRL Taxonomy Extension Calculation Linkbase Document					X
101.DEF**	Inline XBRL Taxonomy Extension Definition Linkbase Document					X
101.LAB**	Inline XBRL Taxonomy Extension Labels Linkbase Document					X
101.PRE**	Inline XBRL Taxonomy Extension Presentation Linkbase Document					X
104**	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101 attachments
_______________

*    These certifications are being furnished solely to accompany this annual report pursuant to 18 U.S.C. Section 1350, and are not being filed for purposes of Section 18 of the Securities Exchange Act of 1934 and are not to be incorporated by reference into any filing of the registrant, whether made before or after the date hereof, regardless of any general incorporation language in such filing.
**    The XBRL related information in Exhibit 101 shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to liability of that section and shall not be incorporated by reference into any filing or other document pursuant to the Securities Act of 1933, as amended, except as shall be expressly set forth by specific reference in such filing or document.
*** Portions of this exhibit have been redacted in compliance with Regulation S-K Item 601(b)(10)
#    Management contract or compensatory plan or arrangement.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

THE BEAUTY HEALTH COMPANY

Date:	November 9, 2022	By:	/s/ Andrew Stanleick
		Name:	Andrew Stanleick
		Title:	Chief Executive Officer
(Principal Executive Officer)

Date:	November 9, 2022	By:	/s/ Liyuan Woo
		Name:	Liyuan Woo
		Title:	Chief Financial Officer
(Principal Accounting Officer and Financial Officer)